FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A..
(Translation of Registrant’s Name Into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   x                            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No    x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

This document contains forward-looking statements. We may from time to time make forward-looking statements in our reports to the Securities and Exchange Commission (the “SEC”) on Form 20-F and Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	the impact of the emergency laws and subsequent related laws enacted by the Argentine government;
•	our plans to restructure our existing debt;
•	our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;
•	the impact of rate changes on revenues;
•	the effects of operating in a competitive environment;
•	the outcome of certain legal proceedings;
•	statements about the exchange rates between Argentine pesos and foreign currencies; and
•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We encourage readers to consult our filings and periodic submissions to the SEC. Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or future developments. You should evaluate any statements made by us in light of these important factors.

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Recent Developments

We are an Argentine company and approximately 88% of our properties and operations are located in Argentina. Our revenues, which are mainly peso-denominated, are derived primarily from monthly subscription fees for cable service, premium and pay-per-view fees, connection fees, advertising and more recently, fees for the provision of high-speed Internet services. A decrease in the number of subscribers has a direct impact on our net revenues, although it also causes a reduction in certain of our operating expenses. From 1997 through 2001, we financed our growth (including the acquisition of regional cable systems and subscribers) in large part by borrowing from the international financial markets. Substantially all of our financial expenses are denominated in U.S. dollars. During the four months following the Argentine government’s decision in February 2002 to float the peso, which had been tied to the U.S. dollar for the previous ten years at a fixed exchange rate of one to one, the peso lost approximately 75% of its value with respect to the U.S. dollar. The devaluation of the Argentine peso together with a severe economic crisis caused us to lose approximately 352,000 subscribers in 2002, and our net revenues to decrease by approximately 60% in U.S. dollar terms. The decrease in revenues, together with our lack of access to other sources of liquidity and the numerous measures of economic policy adopted by the Argentine government to deal with the crisis, resulted in our default on payments on all of our existing debt.

During 2002 and 2003, we focused our efforts on preserving cash and on ensuring the continuity of operations. We took measures to reduce capital expenditures, negotiated new peso-denominated programming contracts to replace the dollar-denominated programming contracts, and focused on client retention and improving the quality of our accounts receivable. Our subscriber base, however, continued to contract and our revenues continued to decrease in 2002 and 2003.

Starting in September 2002, certain holders of our old notes (primarily Argentine retail holders) filed quiebra petitions which unless stayed would result in our liquidation. By December 31, 2002, more than 30 quiebra petitions had been filed against us. We escrowed amounts to cover the claims of the quiebra petitioners with the Buenos Aires Court to prevent the initiation of a liquidation proceeding. In early 2003, we submitted a restructuring proposal to our creditors, set forth in an acuerdo preventivo extrajudicial (an “APE”). See “Our Debt Restructuring.” We designed our APE proposal, with the advice of our financial advisors, to be consistent with a level of restructured debt that, in light of our expectations of the development of Argentina’s economy after the crisis, would be sustainable. In defining the options under our APE, we considered the uncertainties relating to Argentina’s macroeconomic condition and the mismatch of our peso-denominated revenues and our dollar-denominated financial expenses.

In addition to the restructuring of our financial debt, our strategy aimed at returning to profitability has been consistently based on the premise that the continuation of our operations, together with the restructuring of our financial debt, offers our creditors the best prospects for a recovery. To this end, our management has focused on the following measures:

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•	Continuing to enhance the services provided to our customers;
•	Maintaining access to suppliers of programming;
•	Renegotiating programming and other contracts; and
•	Controlling expenses.

Measures implemented in 2004 and 2005 to protect our operating margins included:

•	Implementing incentives to retain and/or recover customers;
•	Developing an internal system fully integrated with a licensed subscriber management software system (CRM) for billing, collection and customer service purposes to:
°	centralize subscriber data and manage account information more efficiently;
°	respond more quickly to customers’ needs and measure the effectiveness of customer service; and
°	enhance subscriber retention initiatives and reduce operating costs due to the reduction in licensing fees as a result of the integration of our own system;
•	Requiring payment of a sign-up fee aimed at discouraging customers from subscribing and soon disconnecting;
•	Upgrading our networks to provide broadband services;
•

Beginning to operate under our Multicanal brand name in our foreign operations in Uruguay and Paraguay to strengthen recognition and brand awareness to attract new subscribers and reduce advertising costs;

•	Publication of our monthly magazine “Miradas,” which is sold to our subscribers and to the public at large at kiosks throughout the country;
•	Enhancing programming by adding new channels such as Disney Channel, TV Globo and VH1; and
•	Providing centralized attention to our customers through a single call center.

After contracting by more than 15% over a two-year period, Argentina’s economy stabilized and began to recover in the second half of 2003. The peso appreciated in value, and stood at Ps.2.93 per U.S.$1.00 as of December 31, 2003. Despite the uncertainties regarding the government’s ability to restructure approximately U.S.$107 billion (including accrued interest) of debt with private creditors, gross domestic product (GDP) grew

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throughout 2004 (9.0%) and 2005 (9.0%). During 2004, our subscriber base increased by approximately 76,300 subscribers as compared to 2003. During 2005 we continued to increase subscribers with a net addition of approximately 87,300 subscribers. We believe that this net increase is primarily attributable to the recovery of the Argentine economy. Furthermore, from a low of Ps.3.90=U.S.$1.00, the Argentine peso recovered value towards the end of 2002 and into 2003, and remained stable during 2004 and 2005.

Other Factors Affecting our Results and Financial Condition

Effects of Inflation

From 1992 to 2001, Argentina experienced very low levels of inflation and in certain years, deflation. During several of these years, the purchasing power of a large segment of the population increased, together with consumer confidence. We initiated our business during that period, and our growth internally and through acquisitions reflects the overall increase in the level of economic activity. The recession that affected the country since 1998 gradually undermined the purchasing power of many of our customers, induced an increase in our churn and adversely affected our results of operations. These adverse trends accelerated with the significant devaluation and the inflation that followed. After a significant rise in the levels of inflation following the end of Argentine Law No. 25,445 (which maintained peso/U.S. dollar parity) in 2002 (the consumer price index (the “CPI”) increased by 41% and the wholesale price index (the “WPI”) increased by 118%), in 2003, inflation decelerated sharply, and the CPI for 2003 was 3.7% while the WPI for 2003 was 2.0%. In 2004, the CPI increased by 6.1%, and the WPI increased by 7.9%. The CPI for 2005 increased by 12.3% and the WPI by 10.7%. The inflation rate (by reference to the CPI) for the two months ended February 28, 2006 stood at 1.7%. During periods of high inflation, real wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses, including cable television services.

Acquisition and Internal Growth

We operate primarily in Argentina. A principal element of our strategy in the past was to increase our subscriber base through the acquisition of cable television companies and the expansion of our existing systems. Since our inception in 1991, we have acquired 121 companies, though we have not acquired any companies since 2001. Through these acquisitions we grew our subscription base by approximately 1,242,400 subscribers in the aggregate, calculated as of the date of each acquisition. However, most of those acquisitions were completed between 1991 and 1998. From 1998 through 2005 we have focused primarily on internal growth.

We seek to improve operating performance and cash flow through the consolidation of our systems. These efforts have resulted in a significant improvement in our results of operations since 1996. In addition, as of December 31, 2005, we absorbed 76 of our wholly-owned subsidiaries (including pursuant to the reorganization that took place with effect October 1, 2005) and further consolidated our operations through the elimination of duplicative administrative functions. At December 31, 2005, we served directly approximately 80% of our subscriber base combined with that of our subsidiaries, with the

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remaining 20% serviced by our subsidiaries, including the Uruguayan and Paraguayan subsidiaries.

We do not expect any significant increase in our subscriber base through either internal growth or acquisitions, unless the economy stabilizes in the long-term and conditions for growth in the service sectors of the economy are restored.

Critical Accounting Policies

In connection with the preparation of the financial statements included in this report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included the following comments related to each critical accounting policy described below.

Allowances for Doubtful Accounts. Management makes estimates of the uncollectibility of its accounts receivable and maintains allowances for doubtful accounts for estimated losses resulting from customers’ failure to make required payments. Management calculates its estimate as a percentage of net revenues based on aging and historical statistics, and sometimes by using a case-by-case analysis. We recorded a provision for doubtful accounts of Ps.3.4 million during 2005, compared to Ps.3.2 million during 2004. At December 31, 2005, the allowance for doubtful accounts charge to expenses represented approximately 0.5% of total net revenues, compared to approximately 0.6% at December 31, 2004. While, based on management’s experience, losses due to uncollectibility have been within expectations and the provisions established, if there is a sudden economic downturn, management may need to reduce significantly its estimates of the recoverability of amounts due. This would affect our results of operations, financial conditions and net worth.

Provision for Obsolescence of Materials. Provision for potentially obsolete or slow-moving materials is made based on management’s assumptions about future consumption.

While, based on our experience, losses due to obsolescence of materials have been within expectations and the provisions established, if circumstances change (i.e., significant changes in technology), management’s estimates of the recoverability of these materials could be reduced by a material amount. In this case, our results of operations, financial condition and net worth would be further materially and adversely affected.

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Loss Contingencies. Loss contingencies cover potential labor, commercial, tax and other types of contingencies when it is probable that a future cost will be incurred and that cost can be reasonably estimated. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available as of the date of preparation of the financial statements. However, if reserves prove to be inadequate and we incur a charge to earnings, such charges could have a material adverse effect on our earnings and liquidity for the applicable period. Loss contingencies have generally fallen within management’s expectations. However, if a sudden economic downturn were to occur or inflation rates were to increase significantly, management may need to change its estimates based on a potential increase in the interest rates applicable to these claims, if and when the loss materializes.

Impairment of Long Lived Assets and Goodwill. Our accounting policies require that we test long-lived assets for impairment whenever indicators of impairment exist. Additionally, goodwill must be evaluated for impairment at least annually. If any impairment were indicated as a result of such reviews, we would measure it using techniques such as comparing the discounted cash flows of the business to our book value or by obtaining appraisals of the related business. Until December 31, 2002, accounting principles generally accepted in Argentina (“Argentine GAAP”) required that if the sum of the future discounted cash flows expected to result from the assets was less than a company’s reported value of the assets, then the asset was not recoverable and the company must recognize an impairment. As from January 1, 2003, undiscounted cash flows are used for comparison purposes. The amount of impairment to be recognized is the excess of the reported value of the assets over the fair value of those assets.

Management has reviewed our long-lived assets, primarily property and equipment to be held and used in the business, long-term investments and goodwill for the purposes of determining and measuring impairment. Given the significant negative impact of the devaluation, the pesification and the macro-economic slowdown in Argentina of 2002 on our operating results, and as management’s best estimate of discounted future cash flows was below the carrying value of our long-lived assets, under Argentine GAAP we recorded impairment charges during the year ended December 31, 2002 amounting to Ps.315.0 million. Because the Argentine economic recovery had a positive impact on our projected future cash flows, during 2003, 2004 and 2005 we did not record any impairment charges.

We believe that the accounting estimate related to this asset impairment is a “critical accounting estimate” because: (1) it is highly susceptible to change from period to period, since it requires management to make assumptions about future revenues and costs; and (2) the impact that recognizing an impairment has on the assets reported on our balance sheet as well as our net loss is material. Management’s assumptions about future revenues, as well as future number of subscribers, operating costs and selling, general and administrative costs have improved in the last two years as a result of the recovery of the Argentine economy and its impact on our industry. In estimating future revenues, as well as future number of subscribers, operating costs and selling, general and administrative costs, we used our internal projections.

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Although we believe our estimates are appropriate, significant differences in the actual performance of the asset or group of assets may materially affect our asset values and results of operations.

Deferred Income Taxes. Deferred income taxes are provided to reflect the net tax effects of temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws in each of the relevant jurisdictions. Deferred income taxes reflect management’s assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of realization.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Actual income taxes could vary from these estimates due to future changes in income tax law or the outcome of any review of our and our subsidiaries’ tax returns by the taxing authorities.

We have recorded a valuation allowance under Argentine GAAP of Ps.34.5 million as of December 31, 2005 due to uncertainties related to our ability to utilize certain deferred tax assets, primarily consisting of tax losses carried forward, before they expire. We have considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on our best estimates in assessing the need for the valuation allowance. However, in the event management determined that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. In that respect the performance of a sensitivity analysis reducing our estimated taxable income for the next ten years by 5% had an impact of approximately Ps.19.1 million on the recoverable value of our deferred income tax under Argentine GAAP.

Our Debt Restructuring

The Impact of Argentina’s 2001-2002 Crisis on Our Financial Condition

In late 2001, after four years of economic recession, Argentina spiraled into an economic crisis, which caused a breakdown of the financial and banking system and crippled the ability of Argentine businesses to meet their debt obligations. The severity of this crisis and the devaluation of the Argentine peso (which lost 75% of its value vis-à-vis the U.S. dollar over a period of less than six months) acutely affected Argentine companies, such as us, that had substantial debt denominated in U.S. dollars, but whose business generated revenues in Argentine pesos. In 2002, our financial condition was severely affected by the devaluation of the Argentine peso. Our ability to make payments on our foreign currency-denominated indebtedness was further curtailed by several measures of economic policy introduced by the government, and we defaulted on payments on all our existing debt. On a historical basis our financial debt, which stood at Ps.766.7 million as of December 31, 2001, increased to Ps.2,150.4 as of June 30, 2002, solely as a result of the devaluation, while our revenues continued to decrease as the severe economic recession

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continued to impact adversely our business. Following our default, we dedicated our cash flow and other limited financial resources to ensure the continuity of our operations.

In May 2002, in response to the Argentine economic crisis, the Argentine legislature amended Law No. 24,522 to enhance the effectiveness of the APE proceeding in a manner similar to a U.S. prepackaged bankruptcy proceeding. As amended, the APE proceeding provided a streamlined reorganization proceeding designed to permit debtors to restructure liabilities on a consensual basis, avoiding the delay, risk and expense attendant to a concurso preventivo proceeding (a voluntary reorganization proceeding).

In June 2002, we retained J. P. Morgan Securities Inc. as our financial advisor to assist us with the restructuring of our existing debt. In the third quarter of 2002, we approached institutional holders of existing debt to discuss a possible APE restructuring. As a result, a group of major financial institutions that held in excess of 25% of the outstanding principal amount of our old notes (the “negotiating group”) participated in an informal process of negotiation of the terms of our debt restructuring.

Commencing in September 2002, certain holders of our old notes (primarily Argentine retail holders) filed more than twenty quiebra (involuntary liquidation) petitions against us in the Commercial Court No. 4 of Buenos Aires (the “Buenos Aires Court”). We were able to stay these quiebra petitions by escrowing funds with the Buenos Aires Court. It became apparent to us, however, that we needed to submit a restructuring proposal to our creditors promptly to forestall the filing of additional quiebra petitions. Our ability to deal with the increasing number of quiebra filings by placing the amounts claimed by the petitioners in escrow with the Buenos Aires Court was limited by our lack of financial resources and our need to dedicate our resources to preserve the continuity of our operations.

The Restructuring Proposal and APE Solicitation

To advance our restructuring and discourage the filing of additional quiebra petitions (with the attendant possibility of liquidation), on January 31, 2003, we announced a restructuring proposal pursuant to an APE that reflected the preliminary understanding reached with members of the negotiating group. We believed that if support could be obtained, an APE would entail less adverse effects for us and our stakeholders than a concurso preventivo. The proposal (the “initial proposal”) contemplated two steps: (1) an offer to purchase for cash U.S.$100 million principal amount of existing debt at a price of 30% of principal amount (the “cash tender offer”) and (2) a solicitation of acceptances for an APE to restructure the existing debt not retired in the cash tender offer. Under the initial proposal (subject to court confirmation), each holder of existing debt not retired in the cash tender offer could elect to receive either (i) an equivalent principal amount of our 10-Year Step-Up Notes or (ii) a combination of (x) a discounted principal amount of our 7-Year Notes, and (y) Class C shares of our common stock. The initial proposal (including the APE’s principal terms) was described in the Offer to Purchase dated January 31, 2003, and in the Solicitation Statement dated February 7, 2003 prepared in connection with the APE solicitation.

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Before launching our restructuring, we retained Bondholders Communications Group to determine the demographics of the holders of our old notes. We concluded that a substantial majority of our existing debt was held by institutional holders and non-U.S. residents. We decided to solicit the consent of those holders to our APE (which contemplated the delivery of new securities) in reliance on Regulation S under the Securities Act or, to the extent they were U.S. qualified institutional buyers (or QIBs) as defined in Rule 144A, in reliance on Section 4(2) of the Securities Act. While we desired to solicit the consent of as many of our noteholders as possible, after weighing the risk of any further delay to the launching of our restructuring and the filing of additional quiebra petitions, we concluded that the circumstances required us to move forward with a solicitation of the consents for the APE in reliance on exemptions from registration under the Securities Act and therefore limited to qualified holders. We made the cash tender offer to all holders of our old notes, including retail holders in the United States.

Further negotiations with our largest institutional creditors caused us to amend our initial proposal (the “amended proposal”) to attract the support of the requisite majority of existing debt holders needed to seek court confirmation of the APE. These amendments were reflected in a Cash Option Solicitation and a Second Supplement to the Solicitation Statement, each dated July 25, 2003. The amended proposal improved the new securities options by increasing (a) the face value of the 7-Year Notes and the number of Class C shares to be delivered in exchange for each $1,000 principal amount of existing debt under the combined option, and (b) the principal amount and interest rate of the 10-Year Notes to be delivered in exchange for each U.S.$1,000 principal amount of existing debt under the par option. The amended proposal also entitled holders of existing debt tendered for cash to receive interest on the amount due accruing at an annual rate of 2.0% from the date on which the required consents were obtained to the payment date. The amended proposal also formally incorporated the cash tender offer into the APE (as the cash option). As a result, the APE then included the cash option (which was open to all holders, including U.S. retail holders) and the new securities options.

Holders that had consented to the initial proposal and had either tendered their existing debt into the cash tender offer or elected the new securities prior to July 25, 2003 were required to resubmit letters of transmittal evidencing a new tender. To comply with U.S. securities laws, we continued to solicit U. S. retail holders for the cash option only.

We convened a meeting of our bondholders to vote on our APE on December 10, 2003. Holders of more than 95% of the aggregate outstanding principal amount of our old notes were present or represented at the meeting. A U.S.-based investment group known as W.R. Huff (“Huff”) opposed the approval of our plan at the meeting. Based on the approvals obtained at the meeting held on December 10, 2003, and the support provided by commercial bank creditors, we announced on December 13, 2003 that the requisite majority of affected creditors had consented to the restructuring set forth in the APE. As of December 12, 2003, the date on which our APE solicitation was completed, holders of approximately (i) U.S.$116,942,700 aggregate principal amount of existing debt had elected the par option, (ii) U.S.$181,594,700 aggregate principal amount of existing debt had elected the combined option, and (iii) U.S.$44,088,500 aggregate principal amount of existing debt had elected the cash option.

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The Argentine Confirmation Proceeding

On December 16, 2003, we filed our APE together with evidence of the consents and approvals obtained from our creditors with the Buenos Aires Court seeking judicial confirmation. As ordered by the Buenos Aires Court on December 17, 2003, we published the statutory notices and creditors had a right to file objections to the confirmation of our APE until February 13, 2004. We faced significant opposition to the confirmation of our APE in Argentina, primarily from State Street Bank, the nominee for old notes held by Huff. Among other arguments, Huff claimed that we had discriminated against creditors affected by the APE that had voted against its approval at the December 10, 2003 bondholders meeting or abstained from voting at that meeting because their distributions would be determined only after determining the distribution of the “yes” voters and consenting creditors. On April 14, 2004, the Buenos Aires Court issued a decision rejecting the objections filed, including Huff’s, and confirming the APE. The Buenos Aires Court held that all affected creditors should be treated equally, and ordered that both (i) persons present at the bondholders’ meeting held on December 10, 2003 who voted against or abstained from voting and (ii) creditors that were not present at the bondholders’ meeting held on December 10, 2003 be permitted to exercise within a 30-day period following publication of certain notices the right to elect among the three options under our APE. Pursuant to the Buenos Aires Court’s order for purposes of allocating the options under the APE, elections made by “no” voting and abstaining holders must be given the same treatment as elections made at the December 10, 2003 bondholders’ meeting by the creditors that approved our proposal.

On October 4, 2004 the Court of Commercial Appeals Chamber “A” (the “Court of Commercial Appeals”) rendered a decision affirming the April 14, 2004 decision of the Buenos Aires Court. On December 14, 2004 the Court of Commercial Appeals dismissed an extraordinary appeal filed by Huff against its decision of October 4, 2004 affirming the lower court’s confirmation of our APE. Huff subsequently filed a “recurso de queja” (an ex parte proceeding seeking that an appellate court reverse a decision of a lower court denying the granting of an appeal) with the Argentine Supreme Court (the “Supreme Court”) seeking to reverse the decision rendered by the Court of Commercial Appeals. The Supreme Court dismissed Huff’s “recurso de queja” in April 2005. In the meantime, Huff made several submissions to the Buenos Aires Court seeking to delay the publication of notices contemplated in the April 14, 2004 decision. Huff’s applications were rejected by the Buenos Aires Court on May 16, 2005. On May 26, 2005 the Buenos Aires Court rejected an appeal of the May 16, 2005 decision submitted by Huff that same day. To our knowledge, Huff did not seek to reverse the May 26, 2005 rejection of the appeal.

Our Board’s Section 304 Proceeding

Huff also brought action against us in New York State courts on December 19, 2003, seeking, among other things, to enjoin the continuation of the APE proceedings in Argentina. On January 16, 2004, our Board filed a petition under Section 304 of the U.S. Bankruptcy Code with the United States Bankruptcy Court, Southern District of New York (the “U.S. Bankruptcy Court”), seeking to protect our APE proceedings in Argentina and to obtain recognition of our APE in the United States to the extent confirmed by the Buenos

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Aires Court. On January 28, 2004, two Huff-controlled entities and a Mr. Willard Alexander sought to initiate an involuntary proceeding under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court.

The U.S. Bankruptcy Court’s Rulings

On January 30, 2004, the U.S. Bankruptcy Court entered an order allowing:

(a)	us to take all actions to participate in, conduct, or take any action in furtherance of, our APE under the jurisdiction of the Buenos Aires Court to the fullest extent permitted under Argentine law;
(b)

any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the two Huff-controlled entities and Mr. Willard Alexander) to take all actions to participate in, conduct, or take any action in furtherance of, our APE and our APE proceedings, to the fullest extent permitted under Argentine law; and

(c)

any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the two Huff-controlled entities and Mr. Willard Alexander) to take all actions in the Buenos Aires Court (and any right to appeal any decision of such Argentine court) to oppose our APE or our APE proceedings to the fullest extent permitted under Argentine law.

The January 30, 2004 order of the U.S. Bankruptcy Court ensured that the filing of the involuntary petition by the two Huff-controlled entities and Mr. Willard Alexander did not interfere with participation by our creditors or any other person in our APE proceedings. The order made clear that any person’s or party’s participation in the APE or the APE proceedings in Argentina was not prohibited or limited by application of the automatic stay provisions of the U.S. Bankruptcy Code.

On March 12, 2004, the U.S. Bankruptcy Court denied a motion to dismiss the Section 304 proceeding by Huff seeking a declaration that its rights as an alleged holder of notes issued by us and placed, among other markets, in the United States, pursuant to indentures subject to the Trust Indenture Act of 1939, as amended, cannot, as a matter of law, be impaired by a foreign bankruptcy proceeding, and that for that reason the relief requested in the abovementioned Section 304 proceeding should be denied in our case.

On August 27, 2004, the U.S. Bankruptcy Court rendered a preliminary decision in the Section 304 proceeding indicating its intention to grant the relief requested by our Board and dismiss the involuntary petition. However, the decision called for additional proceedings with respect to two matters prior to our obtaining a final favorable decision by the U.S. Bankruptcy Court in the United States. One of those two matters was a discriminatory effect identified by the U.S. Bankruptcy Court with respect to the U.S. retail holders that accepted our cash tender offer in 2003. The U.S. Bankruptcy Court found that our concerns regarding compliance with U.S. securities laws provided “good reason” for

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the solicitation structure that we chose initially and after the proposal was amended in July 2003. However, the U.S. Bankruptcy Court also found in its decision that the ultimate cash option (the only option available to U.S. retail holders) had less value than the other options (available to all other holders), which created a discrimination against U.S. retail holders, and indicated that we needed to remedy the discrimination to obtain final relief under Section 304. The second matter related to criminal charges filed in Argentina against certain of Huff’s officers by an Argentine criminal prosecutor on the basis of reports submitted by a Director of Multicanal, alleging that Huff had sought to extract from Multicanal treatment under the APE that would have been better than that available to other creditors. The U.S. Bankruptcy Court required that, prior to entry of a final order under Section 304, we establish justification for the commencement of the criminal prosecution in Argentina.

In October 2004 we made a submission to the U.S. Bankruptcy Court describing our proposed cures to respond to the requirement of the U.S. Bankruptcy Court that we address the discrimination against U.S. retail holders it found in our APE solicitation (as amended in July 2003), intended to be conducted in connection and in tandem with measures to respond to the requirement of the Buenos Aires Court’s decision of April 14, 2004. We proposed at that time to rely on the exemption under Section 3(a)(9) of the Securities Act to grant U.S. retail holders that tendered their existing notes into the cash option on or before December 12, 2003, a 20 business-day period to leave their prior election without effect and instead allocate all or some of the existing notes previously tendered for cash into the par option or combined option, treating the allocation as if it had been made on or before December 12, 2003.

After additional submissions by our Board and Huff regarding both matters identified in the August 27, 2004 decision, on December 2, 2004, the U.S. Bankruptcy Court rendered a decision indicating that it would dismiss the involuntary petition and, subject to the implementation by us of a remedy that eliminated the discrimination found by the U.S Bankruptcy Court to have affected the U.S. retail holders that elected the cash option on or before December 12, 2003, grant the definitive relief requested by our Board. In its decision, the U.S. Bankruptcy Court found that we had shown reasonable grounds for our reliance on the exemption under Section 3(a)(9) and had thereby satisfied the requirement of the U.S. Bankruptcy Court’s decision that we propose a remedy for the discrimination against the U.S. retail holders. The U.S. Bankruptcy Court also found that because the criminal prosecution did not distort the vote on the APE, the court did not need to determine finally the exact contours of the grounds for commencing that prosecution, and under the circumstances the fact that criminal proceedings were commenced did not warrant denial of Section 304 relief. On January 6, 2005, the U.S. Bankruptcy Court entered an order dismissing the involuntary petition and, subject to the condition that we implement a remedy to address the U.S. retail holder discrimination found by the U.S. Bankruptcy Court, granting the Section 304 petition and issuing a permanent injunction. The permanent injunction provides that the APE be recognized and enforced in the United States to the same extent that the APE is recognized and enforced in Argentina.

In addition to offering the new securities options to U.S. retail holders that had originally only been offered cash (which the U.S. Bankruptcy Court found to have less

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value), we considered the alternative of increasing consideration under the cash option to eliminate the discrimination found by the U.S. Bankruptcy Court. We did not adopt the U.S. Bankruptcy Court’s suggestion that we consider increasing the cash option under the APE in order to make its value equivalent to the securities options, because we believe that such a modification could materially alter the APE as it was confirmed by the Buenos Aires Court. We have instead explored the alternatives that in our view best reconcile the requirements of Argentine law and U.S. securities laws.

The District Court Appeal

The U.S. Bankruptcy Court’s decision was appealed by Huff to the United States District Court for the Southern District of New York (the “U.S. District Court”) in January 2005. On April 5, 2005, the U.S. District Court entered an order upholding the U.S. Bankruptcy Court’s dismissal of the involuntary petition filed against us and the denial of Huff’s claim regarding its alleged rights under the Trust Indenture Act of 1939, but reserved judgment on whether the means chosen by us to implement the remedy ordered by the U.S. Bankruptcy Court would give rise to a violation of the registration requirements set forth in the Securities Act, as alleged by Huff, and whether further proceedings were necessary to determine that the remedy we proposed did not in turn require further proceedings in Argentina. We and Huff filed additional submissions with the U.S. District Court, and the U.S. District Court held a hearing on May 31, 2005.

Also in May 2005, Huff filed notices of appeal to the United States Court of Appeals for the Second Circuit (the “Second Circuit”) of the U.S. District Court’s April 5, 2005 order. We have moved to dismiss the appeals on the grounds that the Second Circuit has no appellate jurisdiction over the U.S. District Court’s April 5, 2005 order, and Huff has opposed that motion. We and Huff have stipulated that this motion to dismiss the Second Circuit appeals and the briefing and hearing on the appeals should be adjourned until after the U.S. District Court issued its further order. The stipulation was approved by the Second Circuit on August 18, 2005.

On September 28, 2005, the U.S. District Court affirmed (with the limitation noted below) prior rulings of the U.S. Bankruptcy Court granting recognition to our APE in the United States to the extent our APE has been confirmed in Argentina and dismissing the involuntary Chapter 11 petition brought by Huff against us. The U.S. District Court, however, rejected our argument that the offering of the securities contemplated in our proposed cures could be made in reliance upon Section 3(a)(9) of the Securities Act, and remanded the case to the U.S. Bankruptcy Court for further proceedings as to the legality of the measures proposed by us to implement the cures required by the Buenos Aires Court in its decision confirming the APE and by the U.S. Bankruptcy Court under Section 5 of the Securities Act and the sufficiency of such measures under Section 304 of the U.S. Bankruptcy Code. Specifically, the U.S. District Court identified the following three issues for the U.S. Bankruptcy Court to decide: (a) does Section 3(a)(10) of the Securities Act provide an exemption from registration that we can rely on to complete the proposed cures, (b) assuming our registration statement on Form F-4 (first filed with the SEC on September 6, 2005, as subsequently amended) providing for the implementation of the cures proposed on a SEC-registered basis is declared effective by the SEC, do the proposed registered

13

election offers cure the discrimination found by the U.S. Bankruptcy Court without creating any improper discriminatory treatment within the context of the Section 304 proceedings, and (c) should Huff or its counsel be precluded from asserting the interests of parties other than Huff in the remand issues.

Huff filed notices of appeal of the U.S. District Court’s September 28, 2005 rulings on October 27, 2005, and we filed notices of cross appeal of the U.S. District Court’s September 28, 2005 ruling on November 9, 2005. We and Huff have submitted a further stipulation to stay these Second Circuit appeals.

The Remand to the U.S. Bankruptcy Court

We have argued to the U.S. Bankruptcy Court that neither the proposed registered election offers nor the making of such election offers in reliance upon the exemption under Section 3(a)(10) of the Securities Act gives rise to a violation of the registration requirements of the Securities Act. We have also argued that the proposed SEC-registered election offers do not create improper discrimination within the context of the Section 304 proceedings. Finally, we have requested that Huff and its counsel be precluded from asserting the interests of parties other than Huff on the grounds that doing so creates impermissible conflict.

Huff claims that we should not be entitled to Section 304 relief, arguing that (1) our proposed registered election offers and (2) an election offer made in reliance on the exemption under Section 3(a)(10) of the Securities Act to effect the cures would be unlawful under Section 5 of the Securities Act. Huff also claims that our proposed registered election offers unlawfully discriminate against holders of our old notes that voted in favor of our APE in December 2003. Huff alleges that for purposes of Section 5 of the Securities Act, the private exchange offer at the time of the APE solicitation in 2003 should not be treated as having been completed in 2003, because (i) our and holders of old notes’ agreement to participate in the APE was not “irrevocable;” (ii) participating investors retained the right to terminate the APE; and (iii) we have the right to change the APE. Huff also claims, based on its interpretation of SEC guidance, that we fail to meet the requirements of Section 3(a)(10) of the Securities Act to implement the election offers on an exempt basis.

We have asserted that a private offering is “complete” under the Securities Act when investors are bound to purchase the offered securities subject only to conditions not within the control of the investors. In our case, our private exchange offer under Section 4(2) was completed in December 2003, when holders of old notes tendered or agreed irrevocably to deliver their existing debt to us in order to participate in the APE, we accepted the existing debt that holders agreed to exchange, and the holders were bound subject only to conditions subsequent outside their control. At that time, holders irrevocably committed to the terms of the APE and an exchange of their existing debt subject only to conditions outside their control, principally judicial approval of the APE. The existence of termination rights is not inconsistent with a finding that a private placement offer has been completed, so long as those termination rights, as in our 2003

14

private exchange offer, depend on circumstances outside the control of any investor. Furthermore, we do not have the right to change the APE unilaterally.

We have also argued that the extensive proceedings before the U.S. Bankruptcy Court and the Buenos Aires Court satisfy the requirements of Section 3(a)(10) such that we can rely on the exemption to make the election offers and deliver the new securities pursuant to the APE.

The U.S. Bankruptcy Court suggested at a hearing held on October 21, 2005 that we endeavor to eliminate certain of the alleged issues raised by Huff. We have proposed, upon consummation of the APE, to use our reasonable efforts to file with the SEC and have declared effective a resale shelf registration statement for the benefit of holders that committed to the APE in December 2003. Until the second anniversary of the APE closing date (subject to certain blackouts) the proposed resale registration rights agreement would give holders that committed to the APE in December 2003 and elect to become a party to it, the right to have the securities issued to them registered under an effective resale shelf registration statement in connection with the resale by such holders (subject to the terms and conditions to be set forth in the resale shelf registration agreement).

A decision by the U.S. Bankruptcy Court is pending.

Overview

Set forth below is a discussion and analysis of our results of operations for the years ended December 31, 2005 and 2004. The financial information included in the discussion below as at December 31, 2005 and 2004 and for the years then ended is derived from our audited consolidated financial statements. The information in this section should be read together with the consolidated financial statements and the related notes included elsewhere in this report. Our consolidated financial statements were prepared in accordance with Argentine GAAP, which differ from U.S. generally accepted accounting principles (“U.S. GAAP”). In compliance with SEC rules, no numerical measure calculated other than in accordance with GAAP or U.S. GAAP has been included in this Management's Discussion and Analysis.

Except as otherwise set forth in this report, dollar-denominated assets and liabilities have been converted into pesos at a rate of Ps.2.99 per U.S.$ 1.00 in the case of assets and Ps.3.03 per U.S.$1.00 in the case of liabilities, the buy/sell exchange rates reported by Banco de la Nación Argentina on December 30, 2005.

Cable Subscribers

The following table sets forth selected information relating to us within each of the areas in which we operated as of December 31, 2005 based on our internally generated market information:

15

	Cities of Buenos Aires, La Plata and Greater Buenos Aires	Atlantic Coast and Central Argentina	Litoral	Total Argentine Regions	Paraguay	Uruguay	Total International	Total Multicanal
Multicanal Homes Passed	2,981,480	1,055,803	427,881	4,465,164	327,300	520,000	847,300	5,312,464
Multicanal Subscribers	528,567	335,228	148,852	1,012,647	48,736	83,791	132,527	1,145,174
Multicanal Penetration	17.7%	31.8%	34.8%	22.7%	14.9%	16.1%	15.6%	21.6%

Multicanal’s churn rate for 2005 was 13.8% as compared to 16.1% for 2004. The annualized churn rate for the three-month period ended December 31, 2005 was 13.7%, as compared to 13.5% for the three-month period ended December 31, 2004. The decrease in the churn rate in 2005 compared with 2004 is primarily due to the continued recovery of the Argentine economy and the continued effect of our introduction in 2002 of a sign-up fee, resulting in a lower level of disconnections. Our churn rate is determined by calculating the total number of disconnected cable television customers during each of the periods as a percentage of the initial number of cable television customers for each such period. During the year ended December 31, 2005 we continued to increase subscribers, with a net addition of approximately 87,300 subscribers as compared to a net addition of approximately 76,300 during the year ended December 31, 2004.

Internet Subscribers (Cable Modem)

As of December 31, 2005, we provide high-speed Internet access to approximately 69,900 subscribers.

Paraguay Share Exchange

On October 12, 2005, after obtaining the approval of the National Telecommunications Commission of Paraguay (or Conatel), we completed the share exchange agreed on September 22, 2005 between us, as holder of shares of Cable Visión Comunicaciones S.A.E.C.A. (or CVC) and Televisión Dirigida S.A.E.C.A. (“TVD”), and Mrs. Claudia Pedrozo Bogado, Mrs. María Elena Bogado Silva and Mrs. Francisca Bogado de Pedrozo (the “Pedrozo Shareholders”), as holders of 100% of the capital stock of Consorcio Multipunto Multicanal S.A. (or CMM). As a result, we (i) acquired 63% of the capital stock and votes of CMM and in consideration thereof (ii) assigned to the Pedrozo Shareholders 30% of the capital stock and votes of CVC and TVD. The exchange will allow the companies to integrate their operations and implement common policies.

Years ended December 31, 2005 and 2004

Net Revenues. Net revenues were Ps.638.4 million for the year ended December 31, 2005. This figure represents an increase of 14.7% compared to net revenues of Ps.556.6 million for the year ended December 31, 2004. The increase in net revenues in 2005 as compared to the year ended December 31, 2004 is attributable to the higher number of subscribers in 2005 compared to 2004 and an increase in the basic fees for our services (together accounting for an increase in revenues from subscriptions of Ps.74.9 million), as

16

well as an increase in revenues from the provision of high-speed Internet access (cable modem) of Ps.6.8 million.

Our revenues are presented net of charges for the allowance for doubtful accounts.

Direct Operating Expenses and Cost of Goods Sold. Our direct operating expenses and cost of goods sold were Ps.331.9 million for the year ended December 31, 2005, representing an increase of 24.6% over our direct operating expenses and cost of goods sold of Ps.266.4 million for the year ended December 31, 2004. This increase is mainly attributable to higher programming expenses of Ps.17.6 million, sundry of Ps.22.4 million (driven by higher costs related to repair and maintenance activities), payroll and social security expenses of Ps.14.3 million, rentals of Ps.4.6 million, cost of goods sold of Ps.7.6 million, and printing and distribution of magazine of Ps.1.1 million. These additional expenses and costs were partially offset by a decrease in fees and compensation for services of Ps.1.4 million, commissions of Ps.1.2 million, and in indemnification for employees’ dismissals of Ps.1.0 million.

Direct operating expenses and cost of goods sold consist principally of:

signal delivery fees paid to programming suppliers;
wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of cable networks and customer disconnections owned by us;
the cost of modems that are delivered to Internet customers;
the costs of related materials consumed in repair and maintenance activities (primarily in foreign currency, since these inputs are imported); and
to a lesser extent, costs associated with pole rental and the printing cost for our monthly publication.

Selling, General, Administrative and Marketing Expenses. Our selling, general, administrative and marketing expenses were Ps.139.0 million for the year ended December 31, 2005, representing an increase of 21.4% from Ps.114.5 million for the year ended December 31, 2004. This increase is attributable principally to an increase in payroll and social security expenses of Ps.10.6 million, taxes, rates and contributions of Ps.3.1 million, commissions of Ps.2.2 million, personnel expenses of Ps.2.7 million, and sundry of Ps.1.8 million.

Our selling, general, administrative and marketing expenses consist of:

professional fees;

wages and benefits of non-technical employees;

17

sales commissions;

advertising;

insurance;

rental of office space;

other office related expenses; and

various direct taxes.

Depreciation and Amortization. Depreciation and amortization expenses totaled Ps.88.5 million for the year ended December 31, 2005, representing a decrease of 24.1% compared to depreciation and amortization expenses of Ps.116.5 million for the year ended December 31, 2004. This decrease in our depreciation and amortization expenses was mainly due to some of our property and equipment becoming fully depreciated and the extension from ten to fifteen years in the useful life of our network in certain regions based on a technical audit of such network.

Financial (Income) Expenses and Holding Losses Net. Our net financial expenses and holding losses were Ps.288.9 million for the year ended December 31, 2005, compared with financial losses, net, of Ps.260.0 million in the year ended December 31, 2004. The increase in net financial expenses and holding losses for the year ended December 31, 2005 compared to 2004 is attributable principally to the impact of the depreciation of the peso in relation to the U.S. dollar on the nominal amount (in Pesos) of our U.S. dollar-denominated assets and debt during the year ended December 31, 2005 (Ps.33.0 million), and the corresponding increase in interest expenses on our bank and financial debt of Ps.15.9 million, which was partially offset by a decrease in commissions and other expenses of Ps.9.7 million.

Other Non-Operating Income (Expenses), Net. Other non-operating income, net, totaled Ps.1.9 million in the year ended December 31, 2005, compared to other non-operating expenses, net, of Ps.4.0 million in the year ended December 31, 2004. Other non-operating income net, in the year ended December 31, 2005 was mainly attributable to a gain on the sale of property of Ps.1.4 million, a gain on the Paraguay share exchange of Ps.6.0 million, a recovery of others receivables of Ps.0.9 million and sundry of Ps.2.7 million, that was partially offset by provisions for lawsuits and contingencies of Ps.9.1 million.

Income Taxes and/or Tax on Minimum Notional Income. We recorded a gain in income taxes for the year ended December 31, 2005 of Ps.116.5 million compared to a gain of Ps.73.4 million for the year ended December 31, 2004. The increase in the gain in income taxes for the year ended December 31, 2005 as compared to the same period of 2004 is mainly due to a greater loss before income taxes.

18

Net Gain/Loss. We recorded a net loss of Ps.91.9 million for the year ended December 31, 2005, as compared to a net loss of Ps.130.9 million for the year ended December 31, 2004, as a result of the factors described above.

Liquidity and Capital Resources

We operate in a capital-intensive industry which requires significant investments. In the past, our growth strategy has involved the acquisition of other cable television companies and the active improvement and expansion of our existing and acquired networks and equipment. We have historically relied on four main sources of funds:

equity contributions from our shareholders;
borrowings under bank facilities or debt security issuances;
cash flow from operations; and
financing by sellers of cable systems we acquire.

The conditions affecting the Argentine economy since 1998 and the uncertainties as to future developments prevented us from raising the funds required to discharge our debt obligations as they became due in 2002 and after. As a result, we have defaulted on all payments on our Existing Notes that have come due, and all principal payments and a substantial portion of our interest payments on our Bank Debt since February 2002. See “Continuation of Operations.” Since February 2002, we have devoted our cash flow from operations primarily to ensure the continuation of our operations.

As of December 31, 2005, our shareholders’ equity is negative. We expect this condition to be reversed once we consummate the transactions contemplated in our APE, in which case Section 94 of the Argentine Corporations Law will not apply to us.

During the year ended December 31, 2005, we applied a portion of our cash flows from operations to upgrade part of our network to facilitate the provision of broadband services. We spent Ps.57.9 million on property and equipment (net of proceeds from the sale of property of Ps.2.7 million) in the year ended December 31, 2005, compared to Ps.39.2 million in the year ended December 31, 2004.

19

Condensed from the original prepared in Spanish for publication in Argentina

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MULTICANAL S.A.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS ON CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Multicanal S.A.

1.

We have audited the accompanying condensed consolidated balance sheets of Multicanal S.A. and its subsidiaries at December 31, 2005 and 2004 and the related condensed consolidated statements of operations, of cash flows and of changes in shareholders’ equity for the years then ended. These condensed consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these condensed consolidated financial statements based on our audits.

2.

We conducted our audits of the condensed consolidated financial statements in accordance with Argentine auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.

We are not in a condition to foresee if the assumptions used by Management to prepare their projections will take place in the future and as a result, if the net asset of deferred taxes will be recovered.

4.

The Company has prepared its financial statements applying the restatement criteria established by the National Securities Commission, which, as mentioned in Note 2.2., differ from the accounting standards in force in the Autonomous City of Buenos Aires referring to the non-recognition of the effects of inflation on the financial statements after March 1, 2003 and until September 30, 2003. Had those regulations been applied, the Company’s shareholders equity at December 31, 2005 and 2004 would have decreased by Ps. 32 million and Ps. 33 million, respectively.

5.

Accounting principles generally accepted in Argentina require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these condensed consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of these condensed consolidated financial statements.

6.

At December 31, 2005, the Company recorded negative net equity. Paragraph 5, section 94 of the Commercial Companies Law establishes that a company is subject to winding up in such a situation. As indicated in Note 8, this situation will be reversed once the financial debt restructuring that the Company is currently carrying out has been completed.

7.

In our opinion, except for the departure of generally accepted accounting standards mentioned in paragraphs 4. and 5. and subject to the effect on the financial statements of the adjustments and reclassifications, if any, that might result from the situation described in paragraph 3., the condensed consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of Multicanal S.A. and its subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Autonomous City of Buenos Aires.

F-2

8.

The accompanying condensed consolidated financial statements are presented on the basis of accounting principles generally accepted in the Autonomous City of Buenos Aires, which differ from the accounting principles generally accepted in other countries, including the United States of America.

Buenos Aires, Argentina March 9, 2006	PRICE WATERHOUSE & CO. S.R.L. by /s/ Carlos A. Rebay (Partner)
Carlos A. Rebay

F-3

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

CONSOLIDATED BALANCE SHEET

(At December 31, 2005 and 2004)

	December 31,
	2005	2004
	Ps.
ASSETS
CURRENT ASSETS
Cash and banks	63,128,149	182,064,389
Short-term investments (Note 3 (a))	265,932,549	51,193,257
Trade receivables (Note 3 (b))	19,681,539	18,989,354
Receivables from related parties	14,529,390	13,093,359
Other (Note 3 (c))	52,470,325	55,411,769
Inventories (Note 3 (d))	1,293,516	-
Total current assets	417,035,468	320,752,128
NON-CURRENT ASSETS
Long-term investments (Note 3 (f))	7,513,647	6,896,177
Property and equipment, net (Note 4)	401,729,352	424,711,853
Intangible assets (Note 5)	19,256,267	16,949,334
Goodwill (Note 3(g))	1,200,170,211	1,195,204,785
Other (Note 3 (e))	592,306,525	463,995,292
Total non-current assets	2,220,976,002	2,107,757,441
Total assets	2,638,011,470	2,428,509,569
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	91,771,276	77,333,751
Short-term bank and financial debt (Notes 3 (h) and 7)	2,486,325,714	2,208,644,560
Acquisition related debt	246,201	314,315
Taxes payable	15,134,526	16,379,412
Debt with related parties	1,938,678	15,088
Payroll and social security	17,666,490	12,121,948
Other (Note 3 (i))	5,092,104	5,568,500
Total current liabilities	2,618,174,989	2,320,377,574
NON-CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,722,424	839,973
Taxes payable	4,933,430	1,075,348
Acquisition related debt	100,633	100,633
Long-term bank and financial debt	239,753	239,753
Other (Note 3 (j))	12,024,134	11,127,253
Provision for lawsuits and contingencies (Note 6 (c))	19,216,050	17,254,671
Total non-current liabilities	38,236,424	30,637,631
Total liabilities	2,656,411,413	2,351,015,205
TEMPORARY TRANSLATION DIFFERENCES	(1,442,645)	(2,444,276)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	23,232,274	28,206,862
SHAREHOLDERS’ EQUITY (as per related statement)	(40,189,572)	51,731,778
Total liabilities, Temporary translation differences, Minority interest in consolidated subsidiaries and Shareholders’ equity	2,638,011,470	2,428,509,569

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

F-4

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

CONSOLIDATED STATEMENT OF OPERATIONS

(For the years ended December 31, 2005 and 2004)

	December 31,
	2005	2004
	Ps.
Net revenues (Note 3 (k))	638,402,670	556,578,692
Operating costs
Cost of goods sold and direct operating expenses (Exhibit B)	(331,946,417)	(266,381,282)
General and administrative expenses (Exhibit A)	(75,433,480)	(68,543,061)
Selling and marketing expenses (Exhibit A)	(63,606,777)	(45,953,118)
Depreciation and amortization	(88,501,976)	(116,537,180)
Operating gain	78,914,020	59,164,051
Non-operating expenses
Financial income / (expenses) and holding results, net
On assets
Exchange differences and results from conversion	12,907,965	16,950,468
Bank expenses	(1,005,974)	(1,097,191)
Holding gains/short-term investments	642,102	353,178
Holding results – Inventories	(328,540)	-
Interest	8,597,772	3,175,072
On liabilities
Interest	(225,300,268)	(209,421,721)
Loan index adjustment	(11,495,711)	(5,682,840)
Exchange differences	(45,922,678)	(27,880,026)
Tax on debits and credits to bank current accounts	(6,652,544)	(6,416,127)
Commissions	(20,344,570)	(30,027,443)
Other non-operating income / (expenses), net (Note 3 (l))	1,911,618	(4,004,496)
Loss before income taxes, minority interest and equity in the gains of affiliated companies	(208,076,808)	(204,887,075)
Income taxes and / or tax on minimum notional income	116,461,861	73,361,736
Loss before minority interest and equity in the gains of affiliated companies	(91,614,947)	(131,525,339)
Equity in the gains of affiliated companies	1,649,288	1,790,353
Minority interest in results of consolidated subsidiaries	(1,955,691)	(1,189,278)
Net loss	(91,921,350)	(130,924,264)
Net loss per share	(0.25)	(0.35)
Weighted average number of shares	371,635,103	371,635,103

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

F-5

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(For the years ended December 31, 2005 and 2004)

		SHAREHOLDERS' CONTRIBUTIONS
	Number of issued and authorized common shares par value Ps. 1	Share capital	Adjustments to capital	Additional paid-in capital	Merger premium	Reserve	Legal reserve	Retained earnings (accumulated deficit)	Total shareholders’ equity
At January 1, 2004	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(1,815,422,317)	182,656,042
Net loss for the year	-	-	-	-	-	-	-	(130,924,264)	(130,924,264)
At December 31, 2004	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(1,946,346,581)	51,731,778
Net loss for the year	-	-	-	-	-	-	-	(91,921,350)	(91,921,350)
At December 31, 2005	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(2,038,267,931)	(40,189,572)

The accompanying notes and exhibits are an integral part of these consolidated financial statement.

F-6

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

(For the years ended December 31, 2005 and 2004)

	December 31,
	2005	2004
	Ps.
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	(91,921,350)	(130,924,264)
Adjustments to reconcile net loss to net cash provided by operating activities:
Accrued income tax	(116,461,861)	(73,361,736)
Depreciation of fixed assets	83,880,900	110,461,460
Intangible assets amortization	4,621,076	6,075,720
Equity in the gains of affiliated companies	(1,649,288)	(1,790,353)
Gain on the sale of real estate	(1,395,507)	-
Financial income (loss) – bank and financial debts	278,836,879	244,735,122
Minority interest in results of consolidated subsidiaries	1,955,691	1,189,278
Provision for lawsuits and contingencies	9,091,334	899,517
Result from holding of long-term investments	(1,597)	(4,182)
Result for the sale of long-lived assets	(6,004,138)	-
Holding results - Inventories	328,540	-
Income tax paid	(15,571,405)	(12,228,433)
Decrease (increase) in assets
Trade receivables	(389,442)	(3,461,472)
Other current assets	10,510,758	2,976,968
Other non-current assets	(8,654,417)	(4,053,885)
Receivables from related parties	(1,436,031)	(1,077,048)
Inventories	(1,622,056)	-
Increase (decrease) in liabilities
Debt with related parties	1,923,590	(5,370)
Other current and non-current liabilities	(1,470)	(1,756,540)
Accounts payable and accrued liabilities	14,679,206	(17,867,816)
Payroll and social security	5,541,617	478,271
Current and non-current taxes payable	3,629,201	(6,076,017)
Provision for lawsuits and contingencies	(7,129,955)	(3,475,865)
Results from conversion	(4,813,788)	(13,934,768)
Cash provided by operations	157,946,487	96,798,587
CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment net of proceeds from sales and disposals	(60,630,994)	(39,210,580)
(Acquisitions)/Sales of cable systems and subscribers and (increase) decrease in goodwill and intangible assets	(896,859)	(1,786,879)
Dividends received	2,985,551	2,051,472
Proceeds from the sale of real estate	2,690,589	-
Cash used in investment activities	(55,851,713)	(38,945,987)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of acquisition related debt	-	(8,126,120)
Financial loans obtained	350,000	91,760
Payment of interest on loans	(17,994)	(2,392)
Decrease of minority interest in consolidated subsidiaries	(7,559,446)	(4,484,898)
Cash used in financing activities	(7,227,440)	(12,521,650)
INCREASE IN CASH AND CASH EQUIVALENTS	94,867,334	45,330,950
Cash and cash equivalents at the beginning of year	233,257,646	187,926,696
Proceeds from acquired companies	935,718	-
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	329,060,698	233,257,646

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

F-7

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(For the year ended December 31, 2005 and comparatives)

NOTE 1 - BUSINESS OF THE COMPANY

a) Business

Multicanal S.A. (the “Company” or “Multicanal”), an Argentine corporation formed on July 26, 1991, is in one segment of business as owner and operator of cable television systems.

The Company’s licenses to operate the different cable systems owned by it have been granted by the Comité Federal de Radiodifusión (Federal Broadcasting Committee or “COMFER”) and have an initial term of 15 years, with an option to renew for an additional 10 years.

Since 1994, the Company has made significant investments, initially in the acquisition of cable systems and their subsequent development and expansion. These investments have been substantially financed by loans from financial institutions and former owners of certain acquired cable systems, as well as shareholders’ contributions.

b) Corporate Reorganization

On October 14, 2005, the boards of directors of Pem S.A. and Multicanal S.A. approved the execution of a share exchange agreement entered into on September 30, 2005, whereby Multicanal S.A. exchanged 563,821 shares in Wolves Televisión S.A. for the interest Pem S.A. had, as of that date, in Cable Video Sociedad Anónima, Tevemundo S.A., Telesur Teledifusora Río Cuarto S.A., Teve Cable San Francisco S.A. and Chaco T.V. Cable Color S.A.

The share exchange agreement was made in order for Multicanal S.A. to have a 100% interest in the above mentioned companies, with which it has started a merger procedure effective as of October 1, 2005.

On October 20, 2005, the Company’s Board of Directors authorized its Chairman to initiate measures aimed at implementing a corporate reorganization by means of a merger of certain subsidiaries into the Company. In such merger, Multicanal will be the surviving company and will continue with the business and operations of the absorbed companies, Cable Video Sociedad Anónima, Chaco T.V. Cable Color S.A., Tevemundo S.A., Telesur Teledifusora Río Cuarto S.A. and Teve Cable San Francisco S.A, while the absorbed companies will be dissolved. The reorganization is effective as of October 1, 2005, the date as from which the operations of the absorbed companies are deemed to be carried out by the surviving company, Multicanal. The balance sheets that were used as basis for the merger were those prepared by the participating companies as of September 30, 2005.

On December 16, 2005, during an Extraordinary Meeting of the Shareholders of Multicanal, the merger agreement and the special and consolidated balance sheets as of September 30, 2005 were approved. As of the date of these financial statements, the approval of this merger by the controlling authority is pending.

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Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1.	Basis of presentation of the consolidated financial statements

The consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries. All material intercompany balances, transactions and profits have been eliminated. Except as explained below, the equity method is used to account for investments in affiliates in which the Company has an ownership interest between 20% and 50%. Investments in affiliates in which the Company has an ownership interest of less than 20% are accounted for under the cost method.

On December 29, 2005 and January 26, 2006, the Comisión Nacional de Valores (National Securities Commission or the “CNV”) issued General Resolutions Nos. 485 and 487, respectively, adopting, with certain amendments, Resolution C.D. No. 93/05 issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (Professional Council of Economic Sciences of the City of Buenos Aires or “CPCECABA”). Resolution C.D. No. 93/05 adopts as accounting rules Technical Resolutions Nos. 6 to 22, with the amendments introduced by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (Argentine Federation of Professional Councils on Economic Sciences, or “FACPCE”), Resolution No. 287/03 of the FACPCE and interpretations Nos. 1 to 4 of the FACPCE of the accounting and auditing rules. These accounting rules are obligatorily applicable to fiscal years and interim periods starting as from January 1, 2006.

The changes derived from the application of the new accounting rules, which could have a substantial impact on the Company’s financial statements, refer to the treatment of the deferred liability generated by the effect of the inflation adjustment on property, plant and equipment and other non monetary assets upon calculating the income tax by the deferred tax method. However, since Interpretation No. 3 of the FACPCE provides for the possibility of electing not to recognize such deferred tax liability, the Company has decided not to register such liability. Therefore, additional information will be included in a note to such effect.

The consolidated financial statements include accounts of Multicanal and the following subsidiaries:

F-9

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	% of capital and votes held by Multicanal
	December 31,
	2005	2004
	%
Subsidiaries
Delta Cable S.A.	84.00	84.00
A.V.C. Continente Audiovisual S.A.	90.00	90.00
Televisora Privada del Oeste S.A.	51.00	51.00
Pem S.A.	100.00	100.00
CV Berazategui S.A.	70.00	70.00
San Lorenzo T.V. Cable S.A.	100.00	100.00
La Capital Cable S.A. (1)	50.00	50.00
Teledifusora San Miguel Arcángel S.A.	50.10	50.10
Cable Imagen S.R.L. (2)	100.00	100.00
Televisión Dirigida S.A.E.C.A.	62.73	89.39
Cablevisión Comunicaciones S.A.E.C.A.	62.93	89.81
Consorcio Multipunto Multicanal (CMM) S.A.	62.93	-
Tres Arroyos Televisora Color S.A.	78.78	74.92
Wolves Televisión S.A.	100.00	100.00
Adesol S.A.	100.00	100.00
Hazen Limited	100.00	100.00
Telesur Teledifusora Río Cuarto S.A. (3)	-	100.00
Teve Cable San Francisco S.A. (3)	-	100.00
Chaco T.V. Cable Color S.A. (3)	-	100.00
Tevemundo S.A. (3)	-	100.00
Cable Video Sociedad Anónima (3)	-	100.00

(1)	Proportional consolidation.
(2)	Company in the process of being transformed from a S.R.L. to a S.A. (Corporation).
(3)	Companies merged into Multicanal S.A. effective as of October 1, 2005.

2.2.	Recognition of the effects of inflation

The consolidated financial statements were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, restatement of the financial statements was discontinued until December 31, 2001 as a result of a period of economic stability. Between January 1, 2002 and March 1, 2003 the effects of inflation were recognized as a result of a period of high inflation. As from that date, in accordance with Decree No. 664 of the National Executive Branch and Resolution No. 441/03 issued by the CNV, restatement of the financial statements was discontinued.

This criterion is not in line with prevailing professional accounting standards, under which financial statements are to be restated until September 30, 2003. If the Company had used the accounting standards in force, the shareholders’ equity as of December 31, 2005 and 2004 would have been reduced by Ps.32 and Ps.33 million, respectively.

2.3.	Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Argentine Generally Accepted Accounting Principles (“GAAP”) and the requirements of the CNV and are presented in Argentine pesos (“Ps.”).

The Company has maintained the same disclosure criteria used in previous years in relation to this matter, and will adopt the new accounting standards when so required by the control authorities.

Certain reclassifications and additional disclosures have been included in these consolidated financial statements in order to conform more closely to the form and content required by US GAAP. These consolidated financial

F-10

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

statements do not include all the additional disclosures required by the US Securities and Exchange Commission (“SEC”) or US GAAP.

Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of the financial statements.

2.4.	Comparative financial statements

Certain reclassifications have been included in the financial statements at December 31, 2004 which are presented for comparative purposes.

2.5.	Valuation criteria

The principal valuation criteria used in the preparation of these consolidated financial statements are as follows:

(a)	Cash and Banks

Cash on hand was recorded at face value.

(b)	Foreign currency

Assets and liabilities denominated in foreign currency are presented at the nominal value of the foreign currency translated to Argentine pesos at year-end exchange rates.

The financial debt incurred by the Company in the issuance of negotiable obligations has been valued according to a conservative criterion, as mentioned in the preceding paragraph. Notwithstanding this, the Company reserves the right to consider that debt pesified, as stated in its submission of the legal proceeding to seek approval of the acuerdo preventivo extrajudicial (the “APE”) (See Note 12).

(c)	Short-term investments

Time deposits were valued according to the amount deposited at the time of the transaction plus accrued financial interest based on the internal rate of return determined at that time.

(d)	Trade receivables and accounts payable

Trade receivables and accounts payable were valued at the estimated cash value at the time of the transaction plus interest and implicit financial components accrued based on the internal rate of return determined at such time.

Trade receivables include an allowance for doubtful accounts, which is considered to be sufficient to absorb future losses due to uncollectible loans.

(e)	Financial receivables and payables

Financial receivables and payables were valued based on the sums of money disbursed and collected, respectively, plus financial results accrued based on the rate estimated at that time.

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Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(f) Other receivables and payables

Sundry receivables and payables were valued based on the best estimates of the amounts receivable and payable, respectively.

(g) Inventories

Inventories have been appraised at their replacement cost at the end of the year. The values obtained in this manner do not exceed their respective estimated recoverable values at the end of the year.

(h) Long-term investments

Generally, investments in unconsolidated affiliated companies in which the Company has ownership interests between 20% and 50% are accounted for under the equity method.

The professional accounting standards used by the subsidiaries and related companies for the preparation of its financial statements are the same as those used by the Company. In the event of differences, the corresponding adjustments were made.

The foreign subsidiaries of the Company (Cable Visión Comunicaciones S.A.E.C.A., Televisión Dirigida S.A.E.C.A., Consorcio Multipunto Multicanal (CMM) S.A. and Adesol S.A.) have been considered non-integrated foreign entities for purposes of their classification under Technical Resolution No. 18, as they have an autonomous financial and economic organization. Accordingly, the financial statements of the Company’s non-integrated foreign subsidiaries have been converted to pesos applying year-end exchange rates in the case of assets and liabilities, while the results of the operations have been converted to pesos applying exchange rates applicable as of the date of each transaction. Hazen Limited was classified as integrated with the operations of the Company as established by Technical Pronouncement No. 18.

The figures of the financial statements of the non-integrated companies located abroad have been converted to pesos applying the year-end exchange rate. Exchange differences arising from conversion have been charged to the Temporary Translation Differences line and amounted to (Ps.1,442,645) and (Ps.2,444,276) at December 31, 2005 and December 31, 2004, respectively.

Long-term investments in companies in which no significant control or influence is exercised were valued at their restated acquisition cost following the guidelines mentioned in Note 2.2.

(i) Property and equipment

Property and equipment were valued at restated acquisition cost following the guidelines indicated in Note 2.2., net of accumulated depreciation.

Depreciation was calculated by the straight-line method based on the estimated useful lives of the assets, using annual rates sufficient to extinguish asset values by the end of their useful lives. During fiscal year 2005, a technical audit of the network was undertaken, and the useful life of certain regions has been extended by 5 years, resulting in a depreciation term ranging from 10 to 15 years.

Improvements that extend asset lives are capitalized; other repairs and maintenance charges are expensed as incurred.

The allowance for potentially obsolete or long-lived materials is made on the basis of management estimates on their future consumption.

Aggregate assets value does not exceed their economic value to the business at the end of the year.

F-12

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(j) Intangible assets

Intangible assets represent basically exploitation rights, concessions and purchased subscribers and were valued at restated cost following the guidelines indicated in Note 2.2., net of accumulated amortization.

Amortization was calculated by the straight-line method, based on an estimated useful life of between 5 and 20 years.

Aggregate value of intangible assets does not exceed their estimated recoverable value at the end of the year.

The Company makes periodic evaluations of the recoverability of intangible assets, grouping them with other non-current assets. The analysis is made at the level of the different regions in which the Company has operations (Argentina, Uruguay and Paraguay), i.e. at the lowest level at which identifiable future cash flows for these assets are independent from the future cash flows identifiable for other assets and liabilities.

(k) Goodwill

Goodwill represents the excess of cost over the fair value of net identifiable assets acquired. Goodwill was restated following the guidelines indicated in Note 2.2.

Until December 31, 2002, amortization was calculated by the straight-line method over twenty years as from the month of origin.

As from January 1, 2003, goodwill has not been amortized, as it had unspecified useful life directly related to the Company’s business.

The Company regularly evaluates goodwill for recoverability based on estimates and the evaluation of available information at the date of issue of the financial statements. It is estimated that the aggregate value of goodwill, net of the allowance recorded, is lower than recoverable value at the end of the year.

(l) Income Tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing the temporary differences between the tax bases of assets and liabilities and their carrying amounts. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect in each of the countries in which the Company has operations.

Deferred tax assets are reduced, if necessary, by a valuation allowance. The Company has registered a provision to reflect the estimated sum of the deferred tax assets that would not be recoverable.

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since accounting principles generally accepted in Argentina (“Argentine GAAP”) requires the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represents a departure from Argentine GAAP. However, such a departure has not had a material effect on the accompanying consolidated financial statements.

(m) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current rate (1%) on computable assets at the end of the year. This tax complements income tax. The tax obligation of the Company during each year will be determined by the higher of the two taxes. However, if in a given year minimum notional income tax exceeds

F-13

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

income tax, that amount in excess can be computed as payment on account of income tax determined in the following ten years.

In May 2001 the Company was included in the register of beneficiaries of the agreements to improve competitiveness and employment (Decree No. 730/01). For this reason, the Company was exempt from this tax until December 31, 2002.

The Company recognized minimum notional income tax accrued during the year and paid in previous years as a credit, as it estimates that it will be able to compute it as payment on account of income tax in future years.

(n)	Provision for lawsuits and contingencies

The registration of a contingent loss is made when management determines that it is probable that a future cost may be incurred and that such cost may be reasonably estimated. These loss contingencies and accruals are based on recent developments in respect of the matter under consideration, management’s estimates of the outcome of the matter and the attorneys’ advice, based on their experience in litigating related matters, regarding potential outcome.

(o)	Shareholders’ equity

These accounts have been restated on a constant Argentine pesos basis (included in Adjustments to capital account) (Note 2.2.). Adjustments to capital and additional paid-in capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts cannot be distributed in the form of cash dividends.

The “share capital” account has been stated at its historical nominal value. The difference between the capital stock stated in constant currency and the capital stock stated in historical nominal value has been disclosed under the “adjustments to capital” account, in the shareholders’ equity.

(p)	Recognition of revenues

Revenues are recognized on an accrual basis, including revenues from subscriptions, which are recorded in the month the service is rendered. The Company’s revenues are presented net of the allowance for doubtful accounts.

(q)	Selling and marketing expenses

Selling and marketing expenses are expensed as incurred.

(r)	Programming rights

Programming rights pending invoicing at the year-end are estimated on the basis of existing agreements and other judgment criteria at that date.

(s)	Results per share

The results per share have been calculated for all fiscal years presented on the basis of the weighted average of the number of outstanding shares of common stock during the year.

(t)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, to be cash equivalents.

(u)	Accounting estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance

F-14

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

NOTE 3 -	ANALYSIS OF CERTAIN CONSOLIDATED BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS
	December 31,
	2005	2004
	Ps.
CONSOLIDATED BALANCE SHEET
CURRENT ASSETS
(a) Short-term investments
Money market instruments	29,784	35,829
Time deposits	265,886,365	50,750,108
Other	16,400	407,320
	265,932,549	51,193,257
(b) Trade receivables
From subscriptions	24,075,673	22,462,760
From advertising	8,093,556	11,163,661
Notes receivable	44,254	20,676
From new businesses	590,067	2,021,377
Credit cards	2,234,776	2,357,297
From assurance	4,091,885	3,963,425
Other	27,944	147,334
Allowance for doubtful accounts (Note 6 (a))
From subscriptions	(15,904,419)	(17,756,612)
From advertising	(3,193,709)	(5,012,076)
From new businesses	(378,488)	(378,488)
	19,681,539	18,989,354
(c) Other
Advances to suppliers	5,524,534	6,526,297
Receivables from minority shareholders	884,118	334,206
Tax advances	3,757,319	3,797,906
Deposits in guarantee	325,574	533,708
Other receivables	5,091,924	6,936,622
Prepaid expenses	4,070,060	5,247,245
Advances to employees	886,961	395,474
Judicial deposits	12,382,712	15,332,756
Dividends receivable	3,536,220	499,595
Other	16,010,903	15,807,960
	52,470,325	55,411,769
(d) Inventories
Material / Supplies	297,537	-
Resale goods	995,979	-
	1,293,516	-
NON-CURRENT ASSETS
(e) Other
Prepaid expenses	12,448,457	19,147,204
Net deferred tax assets	557,569,799	433,647,041
Tax advances	18,844,765	11,020,208
Deposits in guarantee	145,746	180,839
Other receivables	3,060,796	-
Other	236,962	-

F-15

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

592,306,525	463,995,292

December 31,
2005	2004
Ps.
(f) Long-term investments
Investments in companies carried under the equity method (Note 10)	1,978,471	6,190,058
Advances for the purchase of companies	11,854,460	6,912,000
Provision for doubtful recoverability of investments (Note 6 (d))	(6,877,000)	(6,762,000)
Investments in companies carried at cost	557,716	556,119
7,513,647	6,896,177
(g) Goodwill
Original value	2,627,681,217	2,637,138,497
Accumulated amortization	(861,868,267)	(867,774,910)
1,765,812,950	1,769,363,587
Allowance for impairment of Goodwill	(565,642,739)	(574,158,802)
1,200,170,211	1,195,204,785
CURRENT LIABILITIES
(h) Short-term bank and financial debt
Overdraft facilities	57,144	57,144
Corporate Bonds
Capital	1,538,791,560	1,513,398,960
Interests payable	851,979,764	613,426,605
Loans
Capital	44,213,613	44,694,027
Interests payable and restatements	51,283,633	37,067,824
	2,486,325,714	2,208,644,560
(i) Other
Other provisions	-	113,571
Debt with minority shareholders	252,175	259,704
Dividends payable	3,371,947	2,260,626
Sundry creditors	242,538	762,010
Other	1,225,444	2,172,589
	5,092,104	5,568,500
NON-CURRENT LIABILITIES
(j) Other
Investments in companies carried under the equity method – Fintelco S.A. (Note 10)	11,291,929	10,870,136
Other	732,205	257,117
	12,024,134	11,127,253

F-16

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31,
	2005	2004
	Ps.
CONSOLIDATED STATEMENT OF OPERATIONS
(k) Net revenues
Gross sales
From subscriptions	611,462,206	536,539,195
From advertising	13,926,184	13,982,829
From cable modem	8,920,044	2,110,799
Other	7,469,760	7,122,323
Allowance for doubtful accounts (Note 6 (a))
From subscriptions	(3,016,614)	(3,004,007)
From advertising	(358,910)	(172,447)
	638,402,670	556,578,692
(l) Other non-operating income / (expenses), net
Provision for lawsuits and contingencies (Note 6 (c))	(9,091,334)	(899,517)
Indemnification paid	-	(518,000)
Recovery of sundry receivables	885,000	-
Gain on the sale of long-term investments	6,004,138	-
Gain on the sale of real estate	1,395,507	-
Other	2,718,307	(2,586,979)
	1,911,618	(4,004,496)

F-17

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT

	December 31, 2005
	Original value	Accumulated depreciation	Net book value	Years of useful life
		Ps.
Installations, external wiring and transmission equipment	1,444,240,354	(1,217,056,280)	227,184,074	10/15
Properties	122,517,709	(51,859,539)	70,658,170	50
Computer equipment	74,231,720	(66,684,757)	7,546,963	5
Furniture, fixtures and tools	56,094,333	(52,313,416)	3,780,917	10
Vehicles	31,921,815	(27,721,301)	4,200,514	5
Materials, net of provision for obsolescence of materials	64,302,478	-	64,302,478	-
Work in progress	22,327,685	-	22,327,685	-
Advances to suppliers	1,728,551	-	1,728,551	-
Total	1,817,364,645	(1,415,635,293)	401,729,352

	December 31, 2004
	Original value	Accumulated depreciation	Net book value	Years of useful life
		Ps.
Installations, external wiring and transmission equipment	1,437,330,608	(1,158,972,517)	278,358,091	10
Properties	122,283,816	(49,301,866)	72,981,950	50
Computer equipment	71,055,348	(63,096,399)	7,958,949	5
Furniture, fixtures and tools	54,383,614	(50,831,235)	3,552,379	10
Vehicles	30,524,910	(27,277,422)	3,247,488	5
Materials, net of provision for obsolescence of materials	44,931,062	-	44,931,062	-
Work in progress	12,543,681	-	12,543,681	-
Advances to suppliers	1,138,253	-	1,138,253	-
Total	1,774,191,292	(1,349,479,439)	424,711,853

The consolidated net additions of fixed assets for the years ended December 31, 2005 and 2004 amounted to Ps.60,630,994 and Ps.39,210,580, respectively.

The consolidated depreciation of property and equipment for the years ended December 31, 2005 and 2004 amounted to Ps.83,880,900 and Ps.110,461,460, respectively.

F-18

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - INTANGIBLE ASSETS

	December 31, 2005
	Original value	Accumulated amortization	Net book value
	Ps.
Purchased subcribers	6,094,293	(304,715)	5,789,578
Others	42,820,609	(29,353,920)	13,466,689
Total	48,914,902	(29,658,635)	19,256,267

	December 31, 2004
	Original value	Accumulated amortization	Net book value
	Ps.
Others	52,283,795	(35,334,461)	16,949,334
Total	52,283,795	(35,334,461)	16,949,334

The consolidated amortization of intangible assets for the years ended December 31, 2005 and 2004 amounted to Ps.4,621,076 and Ps.6,075,720, respectively.

NOTE 6 - ALLOWANCES AND CERTAIN PROVISIONS

(a)	Allowance for doubtful accounts

	December 31,		December 31,	December 31,
	2005	2004	2005	2004	2005	2004
	From subscriptions		From advertising	From new businesses
	Ps.
Balance at the beginning of the year	17,756,612	20,285,188	5,012,076	5,710,992	378,488	378,488
Increase (recorded as loss)	3,016,614	3,004,007	358,910	172,447	-	-
(Write-off)	(4,868,807)	(5,532,583)	(2,177,277)	(871,363)	-	-
Balance at the end of the year	15,904,419	17,756,612	3,193,709	5,012,076	378,488	378,488

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MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) Provision for obsolescence of materials

	December 31,
	2005	2004
	Ps.
Balance at the beginning of the year	11,036,033	11,146,358
Decrease of provision	-	(110,325)
Balance at the end of the year	11,036,033	11,036,033

(c) Provision for lawsuits and contingencies

	December 31,
	2005	2004
	Ps.
Balance at the beginning of the year	17,254,671	19,831,019
Increase (recorded as loss)	9,091,334	899,517
Decrease of provision	(7,129,955)	(3,475,865)
Balance at the end of the year	19,216,050	17,254,671

(d) Provision for doubtful recoverability of investments

	December 31,
	2005	2004
	Ps.
Balance at the beginning of the year	6,762,000	6,635,500
Increase of provision	115,000	126,500
Balance at the end of the year	6,877,000	6,762,000

NOTE 7 - BANK AND FINANCIAL DEBT

In addition to the financial loans with local financial entities, which have been converted into pesos and restated through application of the Reference Stabilization Coefficient (“CER”), the Company’s financial debt, subject to restructuring under the terms of the APE, is made up as follows:

a)	US$37,620,000 in principal amount of Series C 10 1/2% Notes due 2018,
b)	US$130,802,000 in principal amount of Series E 13.125% Notes due 2009,
c)	US$98,761,000 in principal amount of 10 1/2% Notes due 2007,
d)	US$144,000,000 in principal amount of Series J Floating Notes due 2003 and
e)	US$ 96.669.000 in principal amount of 9 1/4% Notes due 2002.

Deferred Payments

On February 1, 2002, the Company deferred payment of principal and interest on its 9 1/4% Notes due 2002 and interest on its 10 1/2% Notes due 2007 due to the Argentine economic and social crisis that resulted in the issuance of economic, foreign exchange and regulatory measures adopted during the economic and social crisis. Later, on February 26, 2002 the Company deferred payment of interest on its Series J Floating Rate Notes due 2003. On April 15, 2002 the Company deferred payment of interest on its Series C 10 1/2% Notes due 2018 and its Series E 13.125% Notes due 2009 (collectively the “Existing Notes”) and together with the existing bank debt (the “Existing Debt”) due to the worsening of the economic crisis in Argentina.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Proposal for the restructuring of the financial debt

In 2003, the Company submitted to its creditors a proposal for restructuring its financial debts. The restructuring proposal was set forth in an APE and comprises three options: a cash buyback option at 30 cents per U.S.$1, a ten-year bond exchange option and a combined exchange option (including a seven-year bond and common stock), each subject to a ceiling. Based on the approvals obtained at the bondholders’ meeting of all series of Existing Notes held on December 10, 2003 and the support provided by commercial bank creditors, the Company announced that the requisite majority of affected creditors had consented to the restructuring set forth in the APE. On December 16, 2003 the Company filed its APE together with evidence of the consents and approvals obtained from its creditors with the Commercial Court No. 4 of Buenos Aires (the “Argentine Court”) seeking judicial confirmation thereof. The Company published the statutory notices as ordered by the Argentine Court on December 17, 2003, and creditors had a right to file objections to the confirmation of the APE until February 13, 2004. Several objections were filed, including an objection by State Street Bank, on behalf of the U.S.-based investment group known as W.R. Huff (“Huff”). The Company answered each of the objections filed. On April 14, 2004, the Argentine Court rejected the objections presented and confirmed the APE (the “APE Confirmation Order”). Holding that all affected creditors should be treated equally, the Argentine Court ordered that the three options contemplated in the APE should be offered to those present at the meeting held on December 10, 2003 who had voted against the APE or had abstained from voting, as well as to those creditors that did not attend to the meeting, giving such elections the same treatment as those made at the December 10, 2003 bondholders’ meeting by the creditors that approved our proposal. On October 4, 2004, the Cámara de Apelaciones en lo Comercial (Court of Appeals on Commercial Matters), Chamber “A” (the “Court of Appeals”) rendered a decision affirming the April 14, 2004 decision of the Argentine Court. On December 14, 2004, the Court of Appeals dismissed an extraordinary appeal filed by Huff against its decision of October 2004, affirming the lower court’s confirmation of the APE. Huff subsequently filed a recurso de queja (petition in error) with the Supreme Court of Justice (the “Supreme Court”), seeking to reverse the decision rendered by the Court of Appeals, which was dismissed in April 2005 by the Supreme Court. In the meantime, Huff made several submissions to the Argentine Court seeking to delay the publication of notices (edictos) contemplated in the April 14, 2004 decision. Huff’s applications were rejected by the Argentine Court on May 16, 2005. On May 26, 2005 the Argentine Court rejected an appeal of the May 16, 2005 decision submitted by Huff that same day. To the Company’s knowledge, Huff did not seek to reverse the May 26, 2005 rejection of the appeal. The Company has been advised that Argentine law affords no further appeal against the April 14, 2004 decision.

On July 7, 2005, the Company filed its response to a new notice served by the Argentine Court upon a filing requesting such court to order the Company to make the publications. On July 8, 2005, the Argentine Court deemed the notice answered and considered the explanations presented by the Company. On August 2, 2005, the Company was notified of the filing of a new brief, requesting once again that the court order the Company to publish the notices. On August 25, 2005, the Argentine Court rejected for the second time a petition filed by a group of bondholders to require the Company to publish the notices ordered by the Argentine Court in the APE Confirmation Order. As of the date of these financial statements, the resolution has been appealed and the matter is still pending before the Court of Appeals.

The Company’s Board of Directors is seeking recognition of its APE in the United States, subject to the implementation of certain remedies that are currently under litigation in the United States.

If the Company consummates the transactions contemplated in the APE, under the terms approved by the courts, each holder of Existing Debt shall receive:

(a)	a cash payment of U.S.$300 for each U.S.$1,000 of principal amount of the Company’s Existing Debt (the “Cash Option”);

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(b)	U.S.$1,050 principal amount of the 10-Year Step-Up Notes (the “10-Year Notes”) for each U.S.$1,000 principal amount of the Company’s Existing Debt (the “Par Option”); or
(c)

641 Class C shares of common stock and U.S.$440 principal amount of either (i) 7% 7-Year Notes (the “7-Year Fixed Rate Notes”), or (ii) 7-Year Floating Rate Notes (the “7-Year FRNs”, together with the 7-Year Fixed Rate Notes, the “7-Year Notes”) for each U.S.$1,000 principal amount of the Company’s Existing Debt (the “Combined Option”).

The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt exchanged or capitalized pursuant to the APE. Interest will accrue on the 10-Year Notes and on the 7-Year Notes from December 10, 2003, and the first interest payment date will occur on the date of delivery under the APE.

The Company has planned to (i) buy back from holders approximately U.S.$125 million of the principal amount of Existing Debt with an aggregate cash payment of U.S.$37.5 million, (ii) exchange approximately U.S.$76.5 million principal amount of Existing Debt for U.S.$80.3 million of 10-Year Notes, (iii) exchange approximately U.S.$143.0 million principal amount of Existing Debt for U.S.$143.0 million principal amount of 7-Year Notes and (iv) exchange approximately U.S.$181.9 million principal amount of Existing Debt for Class C common shares representing approximately 35% of the Company’s total capital stock. Under the terms of the APE, the maximum aggregate principal amount of Existing Debt that may be exchanged for the Par Option is U.S.$76.5 million; the Combined Option, U.S.$324.9 million; and the Cash Option, U.S.$131 million. The principal amount of the Company’s Existing Debt electing the Par Option that exceeds U.S.$76.5 million will be prorated and reallocated ratably to the Combined Option or, to the extent that the maximum amount of the Company’s Existing Debt that may be exchanged for the Combined Option has been fully subscribed, to the Cash Option (as the Par Option is already oversubscribed). Any principal amount of the Company’s Existing Debt electing the Combined Option that exceeds U.S.$324.9 million (including amounts corresponding to holders of Existing Debt that elected the Combined Option on or before December 12, 2003) will be prorated and reallocated ratably to the Cash Option (as the Par Option is already oversubscribed). Any principal amount of the Company’s Existing Debt electing the Cash Option that exceeds U.S.$131 million will be prorated and reallocated to the Combined Option. The allocation will be made after giving effect to any election made in accordance with the decisions of the Argentine and U.S. courts. The Existing Debt in respect of which holders make no election shall be allocated ratably to the Combined Option or to the Cash Option, as the case may be, outstanding after giving effect to the allocation mentioned above.

NOTE 8 - SHAREHOLDERS’ CAPITAL

On August 8, 2003, the Shareholders’ Meeting of the Company resolved to increase the corporate capital by Ps. 4,814,066, through the capitalization of all irrevocable contributions recognized until such date. Thus, the capital was increased to Ps.371,635,103 through the issuance of 2,629,140 ordinary registered non-endorsable Class A shares with a par value of Ps.1 each and entitled to five votes per share, delivered to Grupo Clarín S.A., and 2,184,926 ordinary registered non-endorsable Class B shares with a par value of Ps.1 each and entitled to one vote per share, of which 654,438 correspond to Grupo Clarín S.A. and 1,530,488, to Arte Gráfico Editorial Argentino S.A. The Superintendency of Corporations approved the registration of the capital increase on February 15, 2005.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As a result, the shares of the Company are currently held as follows:

	Number of shares
Shareholder	Class A	Class B	Total	% Holding
Grupo Clarín S.A.	202,963,617	50,521,104	253,484,721 (1)	68.21
Arte Gráfico Editorial Argentino S.A.	-	118,150,382	118,150,382	31.79
Total	202,963,617	168,671,486	371,635,103	100.00

(1)	Of this holding, 40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares are pledged in favor of Telefónica de Contenidos S.A. Unipersonal.

As mentioned in Note 13, on May 7, 2004 the shareholders of the Company decided to increase the capital stock through the contribution to be made by the controlling shareholder, Grupo Clarín S.A., amounting to US$15,000,000 and the capitalization of the financial debt offered, subject to confirmation of the judgment approving the APE and compliance with the procedures contemplated therein.

As of December 31, 2005 the Company has a negative shareholders’ equity. This situation will be reversed once the financial debt restructuring initiated by the Company is completed, in which case the Company will no longer fall within paragraph 5, section 94 of the Commercial Companies Law.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

(a) Acquisition and sale of cable systems

(i) Acquisition of cable systems in Paraguay

On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and 1 in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller’s compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. The Company made advance payment of US$2,300,000 on account of the total price and the seller issued a promissory note for the amount received, i.e. US$2,300,000 and pledged the shares corresponding to certain TV systems in favor of the Company to guarantee compliance with the conditions for the closing of the transaction.

As a result of the seller’s failure to meet its obligations the final agreement was not signed. As a result of the seller’s non-compliance, the Company demanded payment of the promissory note, but the seller brought a claim demanding compliance with the agreement signed on December 12, 1997, reserving the right to determine the amount of damages, and an injunction which was resolved by the Paraguayan court in favor of the plaintiff. This measure preventing collection by the Company of the promissory note amounting to US$2,300,000.

The Company asked the intervening judge to demand payment of court fees on the amount of the contract from the plaintiff, after the Court accepted the petition and suspended the procedural terms. In view of the plaintiff’s failure to pay court fees after having been demanded payment, the Company requested lifting of the preliminary injunction, ending of the lawsuit and filing of the case. The judge did not end the case but accepted the lifting of the preliminary injunction, a ruling that was confirmed by the Court of Appeals on Civil and Commercial matters, Room 4. Confirmation by the Court of Appeals is firm.

The file was sent back to the original Court, where the proceeding will be continued. The Company cannot assure that following the lifting of the preliminary injunction it will be able to collect the amount due.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ii) Tres Arroyos Televisora Color S.A. trusts

On September 7, 2001, a Trust Agreement was signed under which the minority shareholders transferred all of their equity interests in Tres Arroyos Televisora Color S.A., representing 38.58% of the stock capital, in favor of the trustee, Mr. José María Sáenz Valiente (the “Trustee”) (h). The Company was appointed the trust beneficiary so that the stock in trust is gradually transferred to it provided it pays Ps. 42,876 per month to the Trustee over a 10-year period. The trust will be revoked if the Company were to fail to pay the consecutive monthly installments.

Additionally, on the same date, a beneficial interest on the mentioned shares, was set up in favor of the Company, for the earlier of 10 years or the Trust life.

In accordance with the minutes of the shareholders’ meeting of Tres Arroyos Televisora Color S.A. dated April 27, 2005, the Company resolved to capitalize irrevocable capital contributions, thus increasing its capital stock from the amount of Ps.24,000 to Ps.3,121,153 represented by 3,121,153 common shares of nominal value Ps.1 each and carrying one vote per share.

On June 9, 2005 an Addendum to the Trust Agreement was executed, amending the clauses referring to the transfer of shares in accordance with the resolved capital increase.

Under the terms of the Trust Agreement and its Addendum, as of December 31, 2005 the Trustee has made the stock transfers, and consequently Multicanal is the holder of 2,458,818 shares representing 78.78% of the voting capital stock of the company and the Trustee is the legal owner of the remaining 662,335 shares representing 21.22% of the remaining voting capital stock of the company.

(iii) Setting up of Hazen Limited.

On November 4, 2004 Hazen Limited, a wholly-owned subsidiary of Multicanal, was set up abroad.

(iv) Share exchange with Consorcio Multipunto Multicanal (CMM) S.A.

On October 12, 2005, after obtaining the approval of the National Telecommunications Commission of Paraguay (or Conatel), the Company completed the share exchange agreed on September 22, 2005 between Multicanal, as holder of shares of Cable Visión Comunicaciones S.A.E.C.A. (or CVC) and Televisión Dirigida S.A.E.C.A. (“TVD”), and Mrs. Claudia Pedrozo Bogado, Mrs. María Elena Bogado Silva and Mrs. Francisca Bogado de Pedrozo (the “Pedrozo Shareholders”), as holders of 100% of the capital stock of Consorcio Multipunto Multicanal S.A. (or CMM). As a result, the Company (i) acquired 62.93% of the capital stock and votes of CMM and in consideration thereof (ii) assigned to the Pedrozo Shareholders 30% of the capital stock and votes of CVC and TVD. The exchange will allow the companies to integrate their operations and implement common policies.

(b) Operating licenses

Broadcasting licenses are granted for a 15-year term, renewable for one additional ten year-term. Applicable regulations establish that COMFER must grant an extension if it is verified that the licensee has complied with applicable regulations, the bidding terms and conditions and the obligations undertaken in its proposals during the original term of the license. The Company estimates that it will obtain all requested extensions of existing licenses. The extension of the licenses is subject to approval by COMFER. Although management considers the risk that the Company will be unable to renew its licenses in the future remote, it cannot provide assurance that the Company will obtain any such extensions. Since cable TV is a service not requiring award through a public bidding process and licenses are granted directly by COMFER, if COMFER verifies that during the 25-year term of the license the Company has complied with applicable laws, the bidding terms and conditions and obligations assumed in its proposals, it may award a new license. However, pursuant to the terms of Decree No. 527/05, the expiration of broadcasting licenses in effect on May 24, 2005 has been suspended for a period of ten years. As a

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

result of the Decree, such licenses continue to be valid during the 10-year suspension period and remain valid following the 10-year suspension period for the number of years that were remaining as of May 24, 2005. Decree No. 527/05 requires that broadcasting companies like Multicanal with licenses to which it would apply, submit to COMFER, within two years, for its approval proposals that would make broadcasting time available for programming that contributes to the protection of the national culture and the education of the population. As of the date of these financial statements, the Company has not yet submitted such proposals.

(c) Pending approvals

The Company has requested COMFER approval of several transactions, including the various corporate reorganizations carried out and certain share transfers. Such approvals are pending. In addition, the elimination of certain headends is also subject to approval by COMFER. Although the Company expects to receive such approvals, no assurance can be given that COMFER or any entity replacing COMFER in the future will grant them.

(d) Claims by COMFER

(i) Administrative proceedings

The Company has sought participation in various installment plans in order to pay fines for breach of broadcasting regulations. As a result of such filings, the amounts payable determined by the COMFER have been paid by the Company by assigning advertising time in favor of the Secretaría de Medios de Comunicación (the “Department of Media”) and COMFER, which will be applied to the promotion of general interest campaigns conducted by the National State.

As of December 31, 2005, COMFER has notified us that it commenced summary proceedings against us for 1,530 violations occurring since November 1, 2002, of minority age protection and contents regulations of the Broadcasting Law and has imposed fines that have been finally determined by COMFER as due and payable totaling Ps.342,579. Although the Company has appealed such fines, the Company cannot assure you that such appeals will be decided in its favor.

(ii) Demand for payment from Vidycom S.A.

COMFER filed a claim whereby it demanded payment from Vidycom S.A. (“Vidycom”), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolutions No. 393/93 and 790/93.

The tax authorities based their rejection of the mentioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with COMFER’s requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption.

On May 17, 2005, the Company appeared before COMFER to avail itself of the moratorium established under Resolution No. 1316/CFR/03 to pay the unpaid and due amounts owed to COMFER.

The moratorium provides for a 50% reduction of interest rates applicable to the calculation of debts on account of radio broadcasting fees for the benefit of those who execute a payment agreement with COMFER regarding fees due, bearing payment of litigation costs and expenses incurred.

In connection with such revenues, the amount paid as unpaid differences, after deduction of the interest owed, amounted to Ps.364,088.99 and was settled in a single payment.

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(iii) Demand for payment due to rejection of requests for exemption

COMFER issued various resolutions announcing the rejection of the request for exemptions filed under the terms of Resolution No. 393/93 to the holders of broadcasting licenses absorbed by the Company and to demand payment of sums due plus interest.

The Company considers that there are allegations of fact and questions of law in its favor that would require COMFER to review its position, but the Company cannot provide any assurance that the authorities will rule in favor of the Company.

(e) Other regulatory aspects

In February 1995, the City of Buenos Aires issued a municipal ordinance regulating the authorization for the installation of TV cable networks. Such ordinance establishes several alternatives for cable installation on the street, namely: by underground laying, center of city block or posting. The ordinance established a maximum term of 7 years for cable operators to adapt their wiring networks according to the requirements of the ordinance. The municipality of the City of Mar del Plata issued an ordinance to regulate the installation of cable TV networks.

Although the Company has been adapting its network, it has had difficulties making its network fully compliant as a result of the economic crisis in Argentina, the current lack of financial stability and the successive tax charges, which have forced the Company to apply its resources and income to ensuring the continuity of its business and greatly reduce its capital expenditures. On September 30, 2002 the Company requested suspension of the terms established by ordinance 48,899.

Certain regulations of the City of Buenos Aires have been recently amended granting cable companies additional time (between one and ten years) to cease using the airspace in certain parts of the City of Buenos Aires and to substitute metallic for wooden poles in other regions. The Company will seek to continue to upgrade its existing cable systems, including any network upgrades or modifications required by regulatory or local authorities, if the Company has sufficient cash flow and financing is available at commercially attractive rates.

(f) Commitments to make contributions to Fintelco S.A.

Fintelco S.A. had a negative shareholders’ equity as of September 30, 2005. Under the Argentine Corporations Law, this could bring its dissolution, unless its capital is restored. The Company and Cablevisión S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

(g) Complaints against the Supercanal Group

The Company brought various claims against Supercanal Holding S.A. and its subsidiaries (the “Supercanal Group”), including an action to declare resolutions adopted during the Extraordinary Shareholders’ Meeting of Supercanal Holding S.A. on January 25, 2000 to reduce capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increase capital to Ps. 83,012,000 null and void. The Court issued an injunction requested by the Company but required that the Company post bond for Ps. 22,000,000 for potential damages that could be assessed against the defendant, should the complaint be dismissed. The remedy was granted against the issue of a surety bond. The Court of Appeals revoked the injunction. The Company filed an extraordinary appeal against that resolution, claiming it is both “arbitrary” and “damaging to the institution”. On October 1, 2004, the Company was notified of the dismissal of its extraordinary appeal.

Other legal actions were initiated, claiming the suspension of: i) the last five Ordinary Shareholders’ Meetings of Supercanal Holding S.A. and ii) the guarantees granted by Supercanal S.A. on bank loans exclusively in favor of

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the group controlling Supercanal Holding S.A. (Grupo Uno S.A. and affiliated companies). In addition, a claim for dissolution and liquidation of Supercanal Holding S.A. was brought jointly with the action for removal of all the members of the Board of Directors and the Supervisory Committee, and the dissolution of Supercanal Capital N.V.

Supercanal Holding S.A. and other companies of the Supercanal Group filed for bankruptcy proceedings with the National Court of First Instance on Commercial Matters No. 20, Secretariat No. 40, and the procedures began on April 19, 2000.

As a result of the revocation of the preliminary injunction mentioned above, on December 12, 2001 the Company was notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of the preliminary injunction that was subsequently revoked. It has been claimed that the suspension of the effects of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A.

The Company answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payment had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of the Company through other means. Based on the record of the case, the Company considers that the claim filed should be rejected in its entirety, and the legal costs should be borne by the plaintiff.

No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions. Presently, as a result of the ancillary jurisdiction of the bankruptcy proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.

(h) Restrictions on the distribution of profits

There are certain restrictions on the distribution of dividends by the Company due to the limitations and conditions contained in the APE.

(i) Other legal commitments

The Company has created a provision as a result of the legal obligation to withdraw its networks under pole leases upon termination thereof.

NOTE 10 - LONG-TERM INVESTMENTS

Investments carried under the equity method are as follows:

Company	Direct percentage participation in voting stock	December 31,
	%	2005	2004
		Ps.
VER T.V. S.A.	49.00	1,978,471	6,190,058
Fintelco S.A.	50.00	(11,291,929)	(10,870,136)
		(9,313,458)	(4,680,078)

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NOTE 11 - ANTITRUST CONSIDERATIONS

On August 24, 1998, the Interior Trade and Consumer Protection Bureau of the Province of Entre Ríos filed a complaint with the National Committee for the Defense of Competition (“CNDC”) alleging division of areas between Multicanal and its competitors. On May 4, 1999, the Company requested that the claim be rejected pursuant to Section 20 of the Argentine Antitrust Law (Law No. 22,262, enacted in 1980, as amended in 1995 by Law No. 24,481) (the “Argentine Antitrust Law”). On June 24, 2004 the summary proceedings were concluded and notice was served under Section 23 of the Argentine Antitrust Law. As of the date of these financial statements, no resolution on the merits has been issued.

On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe Commerce Department alleging that VCC had engaged in anticompetitive practices in the city of Rosario, Province of Santa Fe before its acquisition by Multicanal. Although the Company has responded to the complaint and the case is open for discovery, as of the date of these financial statements no resolution on the merits has been issued.

Additionally, on February 18, 1999, the CNDC commenced a formal proceeding investigating an alleged agreement between the TV cable operating companies VCC, Multicanal and Cablevisión S.A. and those providing Televisión Satelital Codificada S.A. and Tele Red Imagen S.A. channels consisting of fixing of minimum prices for the trading of channels owning rights to the broadcasting of football tournaments organized by the “Asociación de Fútbol Argentino” in Federal Capital and Greater Buenos Aires. The investigation spans from the year 1995 through the date of the resolution.

The Commission penalized the companies with a fine, which in the case of the Company amounts to Ps.352,859. The resolution under which the fine was applied was appealed by the Company on October 8, 2002. Court B of the Chamber of Criminal and Economic Matters suspended the fine established by the Secretariat for Defense of Competition. The Ministry of Economy appealed this ruling before the Supreme Court of Justice (“CSJN”), the file was remitted to the prosecutor for resolution.

On March 12, 1999, the owner of a cable television operating company in the city of Roldán, Province of Santa Fe, brought an action against Multicanal claiming uncompetitive practices in that city. On December 9, 2003 the preparatory stage of the case was concluded. The CNDC served notice under section 23 of Law No. 22262 in relation to this case and initiated summary proceedings. The Company made such presentation on January 28, 2004 and on October 22, 2004 the CNDC admitted part of the evidence offered by the Company.

In December 2001, September 2003 and November 2003, a cable television operator in Santa Fe and Corrientes, Gigacable S.A., filed three complaints against the Company for alleged division of markets with Cablevisión S.A., uncompetitive practices, discriminatory pricing, and for having made presentations before various bodies which hindered Gigacable S.A. from obtaining administrative permits. The Company filed answers with the CNDC responding to the complaints. The case related to the presentation made before various bodies has been terminated and rejected. The case related to Santa Fe was brought to trial. The Company was notified on December 9, 2004 of an injunction instructing the Company not to charge prices in line with Gigacable’s prices. The Company filed a response objecting to the injunction. As of the date of these financial statements, no further resolution on the merits has been issued. The Company cannot assure you that the controversies will be solved or that the Company shall not be sanctioned in the case of a failure to reach an agreement.

On September 17, 2003 the Company was notified of a claim made by Gigacable S.A. alleging that Multicanal S.A. and Cablevisión S.A (i) have made presentations before various bodies (COMFER and the Municipality of Rosario), which hindered Gigacable S.A. from obtaining the administrative permits to operate in Rosario; (ii) engaged in monopolistic conduct. The Company answered that claim on October 6, 2003. On May 30, 2005 the

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explanations furnished by the Company were accepted and the record of the proceedings was ordered. Notwithstanding the foregoing, the Company cannot assure you that Gigacable will not appeal the decision.

The Domestic Trade and Consumer Protection Bureau of the Province of Entre Ríos filed a claim before the National Court of Appeals in relation to the division of areas between Multicanal (as succeeding company of Video Cable 6 S.A.) and its competitors. On May 4, 1999, the Company filed an explanation brief. On February 14, 2005, the CNDC concluded the preliminary stage and served notice upon the parties for them to submit the pertinent rebuttal and offer evidence.

On December 15, 2002 Arsenio Mendoza, from the city of Paraná, brought a claim before the Consumer Protection Bureau in Entre Ríos. The claim states that: i) Cable Video carries out promotional activities in certain areas in which the plaintiff has been excluded, ii) Cablevisión S.A. had expressed that it could not provide the service in the area of the plaintiff and iii) the contents of TV programs of Cable Video are unsuitable for children and therefore violate their rights. On August 15, 2003 the case entered the evidentiary stage and will be heard in conjunction with the Gigacable case.

NOTE 12 – NOTIFICATION OF PETITIONS FOR BANKRUPTCY FILED AGAINST THE COMPANY

As of these consolidated financial statements, the Company has been served with process on 34 petitions for bankruptcy against it as a result of the Company's deferral of payments of principal and interest on its negotiable obligations. The Company filed its response in all cases, and deposited in escrow, the amount claimed in pesos at the rate of exchange of US$1 = Ps.1 plus CER plus 8% per annum for interest and 5% to cover possible expenses relating to lawsuits. The judge: i) considered it sufficient at this time in order to disregard the credit invoked as “revealing factor” of suspension of payment of debts, the deposit made by the Company, dismissing 33 petitions for declaration of bankruptcy, (the court of appeals having ratified the lower court decisions in those cases where plaintiffs appealed such decisions); ii) the filing of the APE suspended the other bankruptcy petition. One additional petition was filed but not served on the Company and was suspended.

The Company argued in its response to the bankruptcy petitions that its foreign currency obligations had been converted to pesos as established by Section 1 of Decree No. 214/02, because the provisions of Section 1, subsection e) of Decree No. 410/02 (establishing that “the obligations of the public and private sectors denominated in foreign currency, compliance with which is subject to foreign laws, are not subject to the conversion to pesos”) do not apply in this case.

In the offer to restructure its financial debt (see Note 7) the Company calculated Existing Debt to be restructured in US dollars, to reflect more clearly the reduction of the debt and the exchange ratio for the new securities that would be issued if its restructuring transactions are consummated. The fact that its debt has been denominated in US dollars exclusively for such purposes does not mean that the Company has changed its position of considering those obligations to have been pesified, as this approach was taken only to achieve a rapid and effective conclusion to the negotiation of the APE, in order to obtain creditors’ acceptance of the proposal without having to waive any valid rights. This approach, which does not address the definition of the scope of the Decree on Conversion to Pesos referred to above, has been the most appropriate one to overcome financial difficulties for the benefit of the Company, its creditors and the public in general, but should not be construed as a waiver by the Company of its right to sustain that the debt incurred prior to the issuance of Decree No. 410/02 is subject to pesification.

In view of this, in the submission filed to request approval of the reorganization plan from the court, the Company reserved its right to file a motion for the pesification of all financial debts incurred in the issuance of outstanding negotiable obligations if the out-of-court reorganization plan were not to be approved and insolvency proceedings were to be filed against it.

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MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On January 28, 2004, affiliates of the U.S.-based investment group known as W.R. Huff and a certain Willard Alexander (together, the “Involuntary Petitioners”), sought to initiate an involuntary proceeding under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”).

On January 30, 2004, the U.S. Bankruptcy Court entered an order allowing (a) Multicanal to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal’s APE under the jurisdiction of the Argentine Court (the “APE Proceedings”) to the fullest extent permitted under Argentine law, (b) any creditor, equity holder, party in interest or other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal’s APE and its APE Proceedings to the fullest extent permitted under Argentine law, and (c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Argentine court presiding over the APE Proceedings (and any right to appeal any decision of such Argentine court) to oppose Multicanal’s APE or its APE Proceedings to the fullest extent permitted under Argentine law.

The January 30, 2004 order of the U.S. Bankruptcy Court ensured that the filing of the involuntary petition by the Involuntary Petitioners did not interfere with participation by Multicanal’s creditors or any other person in the APE Proceedings. The order made clear that any person’s or party’s participation in the APE or the APE Proceedings in Argentina is not prohibited or limited by application of the automatic stay provisions of the U.S. Bankruptcy Code.

On August 27, 2004, the Company was notified of a preliminary decision rendered by the U.S. Bankruptcy Court in the Section 304 of the U.S. Bankruptcy Code proceeding initiated by the Company’s Board of Directors. The decision called for additional proceedings with respect to two matters prior to the Company obtaining a final favorable decision in the United States.

After submission by the Company’s Board of Directors and Huff regarding both matters identified in the August 27, 2004 decision, on December 2, 2004, the U.S. Bankruptcy Court rendered a decision indicating that it would dismiss the involuntary petition and, subject to the implementation by the Company of a remedy that eliminated the discrimination found by the U.S Bankruptcy Court to have affected the U.S. retail holders that elected the Cash Option on or before December 12, 2003, grant the definitive relief requested by the Company’s Board of Directors. On January 6, 2005 the U.S. Bankruptcy Court entered an order dismissing the involuntary petition and, subject to the condition that Multicanal implements a remedy to address the U.S. retail holder discrimination found by the U.S. Bankruptcy Court, granting the Section 304 petition and issuing a permanent injunction. The January 6, 2005 order of the U.S. Bankruptcy Code was appealed by Huff to the U.S. District Court for the Southern District of New York (the “U.S. District Court”) in January 2005. On April 5, 2005, the U.S. District Court entered an order upholding the U.S. Bankruptcy Court’s dismissal of the involuntary petition filed against the Company and the denial of Huff’s claim regarding its alleged rights under the federal securities law that was invoked to seek dismissal of the motion filed by the Board of Directors under Section 304, but reserved judgment on whether the means chosen by us to implement the remedy ordered by the U.S. Bankruptcy Court would give rise to a violation of the registration requirements set forth in the Securities Act of 1933, as amended (the “Securities Act”), as alleged by Huff, and whether further proceedings were necessary to determine that the remedy we proposed did not in turn require further proceedings in Argentina. The Company and Huff filed additional submissions with the U.S. District Court, and the U.S. District Court held a hearing on May 31, 2005. In its resolution of May 16, 2005, the Argentine Court determined that performance of the conditions imposed by the U.S. Bankruptcy Court in the manner proposed by the Company did not require any further proceedings in Argentina.

Also in May 2005, Huff filed notices of appeal of the April 5, 2005 U.S. District Court order to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). The Company has sought dismissal of such appeal. No decision has been issued in the context of this appellate proceeding. Multicanal and Huff have

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MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

stipulated that this motion to dismiss the Second Circuit appeals and the briefing and hearing on the appeals should be adjourned until after the U.S. District Court issued its further order. The stipulation was approved by the Second Circuit on August 18, 2005.

On September 6, 2005, to implement the cure ordered by the Argentine Court and the cure ordered by the U.S. Bankruptcy Court under the APE as promptly as practicable and to avoid the potential expense and delay that could result from further litigation regarding the availability of an exemption from registration under the Securities Act the Company filed a registration statement with the SEC to register with the SEC the securities to be offered in connection with the cures.

On September 28, 2005, the U.S. District Court affirmed (with the limitation noted below) prior rulings of the U.S. Bankruptcy Court granting recognition to the Company’s APE in the United States to the extent the APE has been confirmed in Argentina and dismissing the involuntary Chapter 11 petition brought by Huff against the Company. The U.S. District Court, however, rejected the Company’s argument that the offering of the securities contemplated in the Company’s proposed cures could be made in reliance upon Section 3(a)(9) of the Securities Act, and remanded the case to the U.S. Bankruptcy Court for further proceedings as to the legality of the measures proposed by the Company to implement the cures required by the Argentine Court in its decision confirming the APE and by the U.S. Bankruptcy Court under Section 5 of the Securities Act and the sufficiency of such measures under Section 304 of the U.S. Bankruptcy Code. Multicanal has presented its legal arguments following the schedule set forth by the U.S. Bankruptcy Court.

Huff filed notices of appeal of the U.S. District Court’s September 28, 2005 rulings on October 27, 2005, and the Company filed notices of cross appeal of the U.S. District Court’s September 28, 2005 ruling on November 9, 2005. Multicanal and Huff have submitted a further stipulation to stay these Second Circuit appeals.

NOTE 13 – ADMISSION TO THE PUBLIC OFFER REGIME

On May 7, 2004 a Shareholders' Extraordinary Meeting was held to adopt the decisions contemplated under the terms of the APE approved by the Argentine Court. The Shareholders' Extraordinary Meeting approved the increase in capital stock as a result of the contribution of US$15,000,000 to be made by the controlling shareholder Grupo Clarín S.A., under the terms of a trust agreement entered into on December 11, 2003 the capitalization of the financial debt offered, as well as the overall amendment of the by-laws and admission of the Company to the public offering and share quotation regime. All such decisions were unanimously approved and shall become effective once the Company is ready to consummate the transactions contemplated in the APE, issuing new debt securities and making the payments set forth under the APE, in exchange for its debt.

On July 19, 2004, the Company’s Board of Directors, based on the results of the shareholders’ meeting, resolved to file the Company’s request to enter the public offering system, on July 20, 2004 having begun the procedure at the National Securities Commission to obtain the prequalification for the acceptance of the capital stock and the listing of Class D shares to be created by the conversion of Class C shares to enter the public offering system, subject to confirmation of the APE and after carrying out the procedures established in the ruling approving the reorganization. As of the date of these financial statements, the CNV was still analyzing the request.

On September 28, 2004 the Company’s Board of Directors approved the issuance of series “A” and “B” Negotiable Obligations in an amount up to US$150,000,000 each, under the Global Negotiable Obligations Program for US$300,000,000, which shall be issued and delivered according to the APE, once the APE has been confirmed and cannot be appealed. On September 29, 2004, the Company made presentations before CNV, the Buenos Aires Stock Exchange (“BCBA”) and the Over the Counter Market (Mercado Abierto Electrónico or “MAE”) to obtain the necessary approval for the delivery of the Series “A” and “B” negotiable obligations.

In the Shareholders’ Meeting held on October 20, 2005, the Company resolved to authorize the issuance of 10-Year Series “A” Negotiable Obligations – “Step-Up Notes” and 7-Year Series “B” Negotiable Obligations, for up

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Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

to US$150,000,000 each, to replace the Series that would be issued under the Global Program and which was approved by the Unanimous Shareholders’ Meeting of January 22, 2003 and the Meeting of the Board of Directors of September 28, 2004. The approval of the new issuance was based on the need to comply with the new criterion imposed by the CNV. Under the new criterion, in the case of debt restructurings pursuant to an APE, the CNV does not admit series of negotiable obligations issued under a global program and instead requires individual and prior approval for each series of notes to be issued for that purpose.

On November 4, 2005, the BCBA informed the Company that, as the Securities Commission had advised with a favorable pre-qualifying opinion, the documents corresponding to the request for joining the public offering regime and listing of the shares had been sent to the CNV.

NOTE 14 – BALANCES AND OPERATIONS WITH RELATED COMPANIES

Below are the consolidated balances and operations of the Company with its related companies at December 31, 2005, presented in comparative format.

Parent companies (or companies exerting considerable influence):

	12.31.2005		12.31.2004
Item / Operation	Amount for the year	Debtor (creditor) balance	Amount for the year	Debtor (creditor) balance

Receivables from parent companies	-	-	-	506,999
Payables to parent companies	-	(121,636)	-	(15,088)
Sales of advertising	112,708	-	292,506	-
Other sales	1,443	-	-	-
Consultancy services	(614,706)	-	(722,835)	-
Purchase of advertising	(4,484,464)	-	(4,356,110)	-

Other related companies:

	12.31.2005		12.31.2004
Item / Operation	Amount for the year	Debtor (creditor) balance	Amount for the year	Debtor (creditor) balance

Trade receivables	-	1,055,652	-	4,992,935
Accounts payable	-	(6,205,007)	-	(10,128,186)
Sales of advertising	1,908,353	-	2,964,509	-
Other sales	2,345,594	-	2,245,695	-
Publishing of magazines	(7,477,323)	-	(6,227,337)	-
Programming services (1)	(70,540,677)	-	(69,844,926)	-
Advisory services (2)	(5,292,493)	-	(7,743,891)	-
Purchase of advertising	(2,771,504)	-	(4,216,352)	-
Other purchases	(733,016)	-	(2,226,170)	-

(1) Includes programming services purchased by Multicanal from Tele Red Imagen S.A. (“TRISA”) and Televisión Satelital Codificada (“TSC”), companies of the group in which Grupo Clarín S.A. holds 50% of the capital stock.

(2) Fees for advice on administrative and financial, human resources, systems and purchases provided by Gestión Compartida S.A., a company wholly owned by Grupo Clarín S.A.

NOTE 15 – INFORMATION BY SEGMENT

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MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Multicanal focuses its businesses on the cable television sector and generates its results from Argentina and foreign countries (Paraguay and Uruguay).

Financial Condition by business segment as of 12.31.2005

	Argentina	Foreign Countries	Eliminations	Total

Total assets	2,595,824,833	128,925,126	(86,738,489)	2,638,011,470
Total liabilities	2,628,293,898	114,856,004	(86,738,489)	2,656,411,413
Incorporations of property plant and equipment, intangible assets and Goodwill	(58,462,453)	(3,065,400)	-	(61,527,853)

Financial Condition by business segment as of 12.31.2004

	Argentina	Foreign Countries	Eliminations	Total

Total assets	2,404,510,628	157,688,281	(133,689,340)	2,428,509,569
Total liabilities	2,338,833,644	145,870,901	(133,689,340)	2,351,015,205
Incorporations of property plant and equipment, intangible assets and Goodwill	(35,763,406)	(5,234,053)	-	(40,997,459)

Results per business segment as of 12.31.2005

	Argentina	Foreign Countries	Eliminations	Total

Net revenues	566,709,791	73,583,027	(1,890,148)	638,402,670
Depreciation and amortization	(83,649,274)	(4,852,702)	-	(88,501,976)
Interest generated by assets	7,643,198	954,574	-	8,597,772
Interest generated by liabilities	(224,740,267)	(560,001)	-	(225,300,268)
Equity in the gains of affiliated companies	1,649,288	-	-	1,649,288
Income Taxes	118,978,165	(2,516,304)	-	116,461,861
Net result of the year - income / (loss)	(97,027,523)	5,106,173	-	(91,921,350)

Results per business segment as of 12.31.2004

	Argentina	Foreign Countries	Eliminations	Total

Net revenues	489,473,840	67,216,850	(111,998)	556,578,692
Depreciation and amortization	(111,802,099)	(4,735,081)		(116,537,180)
Interest generated by assets	2,223,403	951,669	-	3,175,072
Interest generated by liabilities	(208,337,066)	(1,084,655)	-	(209,421,721)
Equity in the gains of affiliated companies	1,790,353	-	-	1,790,353
Income Taxes	76,954,678	(3,592,942)	-	73,361,736
Net result of the year - income / (loss)	(154,545,178)	23,620,914	-	(130,924,264)

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MULTICANAL S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUBSEQUENT EVENTS

On January 10, 13 and 14, 2006, statutory notices were published in the newspaper Clarín and in the Official Gazette, and on January 8, 10 and 13, 2006, in the Official Gazette of the Province of Chaco to comply with CNV requirements for the merger of Multicanal S.A. with the companies Cablevideo Sociedad Anónima, Chaco T.V. Cable Color S.A., Tevemundo S.A., Telesur Teledifusora Rio Cuarto S.A. and Teve Cable San Francisco S.A.. As of the date of these financial statements, no objections have been filed against this merger.

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Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

Exhibit A

INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No, 19550

for the years ended December 31, 2005 and 2004

Caption	Direct operating expenses	General and administrative expenses	Selling and marketing expenses	Total at December 31,
				2005	2004
	Ps.
Payroll and social security	56,708,304	11,549,290	25,868,362	94,125,956	69,158,574
Employees’ dismissals	64,995	112,342	300,501	477,838	1,727,532
Taxes rates and contributions	10,401,316	4,900,483	14,496,968	29,798,767	25,985,644
Programming rights	181,046,728	-	-	181,046,728	163,481,607
Printing and distribution of magazines	8,846,695	-	762,583	9,609,278	7,773,162
Fees and compensation for services	288,426	13,643,807	205,086	14,137,319	14,673,839
Commissions	537,918	15,661,433	2,869,485	19,068,836	18,098,696
Overhead	324,433	152,846	3,778	481,057	486,089
Personnel expenses	5,042,260	3,450,659	3,995,524	12,488,443	9,241,901
Building expenses	599,999	7,322,241	260,529	8,182,769	7,017,704
Vehicles expenses	365,335	3,943,606	397,025	4,705,966	3,923,666
Rentals	18,845,242	1,896,078	256,668	20,997,988	16,436,258
Security and surveillance	83,105	2,863,850	95,863	3,042,818	2,451,919
Representation and travel expenses	148,114	1,133,512	159,409	1,441,035	1,192,830
Office expenses	27,298	1,729,300	215,194	1,971,792	2,169,085
Publicity and advertising	-	-	13,608,247	13,608,247	13,183,566
Sundry	40,982,048	7,074,033	111,555	48,167,636	23,875,389
Total at December 31, 2005	324,312,216	75,433,480	63,606,777	463,352,473
Total at December 31, 2004	266,381,282	68,543,061	45,953,118		380,877,461

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MULTICANAL S.A.

Exhibit B

COST OF GOODS SOLD AND DIRECT OPERATING EXPENSES

for the years ended December 31, 2005 and 2004

	Total at December 31,
	2005		2004
	Ps.

Inventories at the commencement of the fiscal year		-		-
Resale goods	-		-

Purchase and Direct operating expenses in the year		333,568,473		266,381,282
Purchase	9,256,257		-
Direct operating expenses (Exhibit A)	324,312,216		266,381,282

More / (less)
Holding results		(328,540)		-

Less:
Inventories at the end of the fiscal year		1,293,516		-
Material	297,537
Resale goods	995,979		-
Cost of goods sold and direct operating expenses		331,946,417		266,381,282

F-36

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2006	MULTICANAL S.A. By: /s/ Adrian Meszaros Adrian Meszaros Chief Financial Officer